No Act

P.E. 1/17/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE


14005559

March 7, 2014

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 3-7-14

Christine L. Connolly
Dollar General Corporation
cconnoll@dollargeneral.com

Re: Dollar General Corporation
Incoming letter dated January 17, 2014

Dear Ms. Connolly:

This is in response to your letter dated January 17, 2014 concerning the shareholder proposal submitted to Dollar General by Calvert Investment Management, Inc. on behalf of the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio. We also have received a letter from the proponent dated February 19, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ivy Wafford Duke
Calvert Investment Management, Inc.
ivy.duke@calvert.com

March 7, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dollar General Corporation
Incoming letter dated January 17, 2014

The proposal urges the board to report to shareholders on Dollar General's process for identifying and analyzing potential and actual human rights risks of Dollar General's operations and supply chain.

There appears to be some basis for your view that Dollar General may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Dollar General's public disclosures compare favorably with the guidelines of the proposal and that Dollar General has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Dollar General omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

February 19, 2014

Via E-mail: shareholder proposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to No-Action Request by Dollar General Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Social Index Fund and Calvert VP S&P 500 Index Portfolio (the "Funds" or "Calvert") submitted a shareholder proposal ("Proposal") to Dollar General Corporation ("Dollar General" or the "Company")[1] on December 10, 2013, requesting the Board of Directors report to shareholders, at reasonable cost and omitting proprietary information, on the Company's process for identifying and analyzing potential and actual human rights risks of Dollar General's operations and supply chain (defined as a "human rights risk assessment"). Specifically, we request that the report address the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making
- List of countries where the company sources a minimum of 5% of its total global volume order

[1] The Calvert Social Index Fund is a series of Calvert Social Index Series, Inc. and the Calvert VP S&P 500 Index Portfolio is a series of Calvert Variable Products, Inc., both registered investment companies under the Investment Company Act of 1940. They are part of the family of Calvert Funds sponsored by Calvert Investments, Inc., which is an investment management company using sustainability as a platform to create value for investors. Serving financial advisors and their clients, retirement plans and insurance carriers, and institutional investors, the company offers a broad array of equity, bond, and asset allocation strategies, featuring integrated ESG research and corporate engagement. The Calvert Funds in the aggregate represent approximately $12.5 billion in assets.

The Funds requested that the report be made available to shareholders on Dollar General's website no later than October 31, 2014.

On January 17, 2014, Dollar General wrote the Securities and Exchange Commission Division of Corporation Finance (the "Staff"), seeking assurance that it will not recommend enforcement action if Dollar General excludes the Proposal from the Company's 2014 Proxy Materials. Dollar General argues that the proposal may be excluded because the Company has already substantially implemented a human rights risk assessment. Calvert disagrees, arguing that at a high level, the Company's actions may address actual/existing human rights risks in their supply chain, but Dollar General's response do not provide any indication that the Company is taking steps to identify potential human rights risks. According to the Organization for Economic Co-operation and Development's (OECD) Guidelines for Multinational Enterprises, "human rights due diligence entails assessing actual and potential human rights impacts, integrating and acting upon findings, tracking responses as well as communicating how impacts are addressed." Accordingly, the Company has not substantially implemented the human rights risk assessment and thus does not qualify for exclusion under the Proxy Rules.

Dollar General argues that the Proposal may be excluded under Rule 14a-8(i)(10) because the Proposal deals with matters that it has already substantially implemented.

Dollar General argues that it has already substantially implemented the subject matter included in the Proposal, citing to its Code of Business Conduct and Ethics, a publicly available report on human rights risk assessment (which it refers to as its "Human Rights Report"), and publicly available information regarding their enterprise risk management program. In its challenge, Dollar General attempts to establish its implementation of a substantive human rights risk assessment, but as detailed below, Calvert believes that although Dollar General may have addressed some of the risks addressed in the Proposal, the Company's existing assessments are not comprehensive nor extensive enough to be considered as having substantially implemented the entire breadth of the Proposal. Rather, Dollar General's efforts to-date, at best, only address those known or existing risks and do not aspire to assess those potential human rights risks. Accordingly, Calvert asserts that Dollar General has not implemented a process for identifying and analyzing actual and potential human rights risks of its operations and supply chain practices, as detailed further below.

- **Human rights principles used to frame the assessment**

The Company argues that the human rights principles used to frame the human rights risk assessment are clearly set forth in its Code of Business Conduct and Ethics and its Human Rights Report. In response, Calvert stresses that the request is for the Company to conduct an assessment based on an objective, more inclusive set of acknowledged and commonly accepted human rights principles, such as the UN Guiding Principles for Business and Human Rights or the Universal Declaration of Human Rights. Instead, Dollar General has selected and emphasized key provisions from within its own more narrow and limited general Code of Conduct and

Vendor Code of Conduct that are enshrined in these wider and accepted set of human rights principles.

- **Frequency of Assessment**

The Company argues that that through its publicly available report on its human rights assessment (which it refers to as its "Human Rights Report"), and its 2013 Proxy Statement disclosure regarding its review of risk through Dollar General's enterprise risk management program, the Company has outlined the frequency of assessment. In response, Calvert notes that although within Dollar General's challenge, the Company indicates that it has a "robust enterprise risk management program which assesses, monitors and reasonability mitigates risk enterprise-wide, including without limitation human rights"; the Company's proxy statement (as excerpted above) fails to include any reference to human rights. Furthermore, the Company's Audit Committee Charter, which according to the proxy statement has oversight of company's enterprise risk management program, does not reference oversight of human rights policies or practices. As such, investors are unaware that human rights are included in the company's enterprise risk management program.

- **Methodology used to track and measure performance**

The Company claims that the methodology used to track and measure its performance is discussed in the Human Rights Report and its 2013 Proxy Statement. Rather, Calvert notes that a widely-accepted practice among the majority of retailers, including Dollar General's industry peers, is a factory approval process. This typically involves an initial audit assessing a potential supplier's working conditions in an effort to evaluate *potential* human rights risks before entering into a contract with a supplier. Dollar General's Human Rights Report and its 2013 Proxy Statement have no reference to the Company's factory approval process. According to Dollar General's No-Action Request, "analysis of audit results, comparison re-audit results to prior audit results, as well as a comparison of audit and re-audit results to benchmarking information and other information derived from consultations with third parties, assist us in tracking and measuring performance." However, based on a review of the two documents cited by the Company, there is no discussion or mention of an "analysis of audit results." Furthermore, social audits only provide a basic and helpful level of information as it relates to management systems, but fail to identify causes of human rights violations. Many retailers, including Dollar General's peers, conduct root-cause analyses to assess the underlying causes of ongoing supplier compliance violations, but there is no evidence that Dollar General conducts this level of analysis.

- **Nature and extent of consultation with relevant stakeholders in connection with the assessment**

The Company highlights that the Human Rights Report and the 2013 Proxy Statement explain the nature and extent of consultation with relevant stakeholders in connection with assessments. Calvert takes no issue with this statement and acknowledges that the Company has met with a myriad of its stakeholders regarding this matter.

- **How the results of the assessment are incorporated into company policies and decision making**

The Company claims that its Human Rights Report specifically outlines how the results of the assessment are incorporated into company polices and decision making; however, Calvert contends that the Company's current disclosure only discusses how its audit results have led to changes or modifications to its audit process (i.e. lengthening the duration of social accountability audits or to stop doing business with vendors who violate certain standards). The Company fails to discuss the linkage between the results of its assessment and company-wide policy changes, such as purchasing practice policies.

- **List of countries where the company sources a minimum of 5% of its total global volume order**

The Company states that it considers the countries where it sources its total global volume order to be proprietary information. Nonetheless, it cites to its Human Rights Report as providing relevant information to address the general subject matter of the Proposal. Calvert disagrees with the completeness of Dollar General's disclosure. Primarily, Calvert notes that the Company has set its threshold at 7% whereas Calvert targets the industry standard of 5%. Further, I highlight that other companies in the retail industry (i.e., Nike, PVH Corp., The Gap Inc.) not only disclose country level sourcing information, but also disclose the exact names and addresses of their suppliers. Accordingly, Calvert argues that the Company's disclosure is so limited that it runs counter to the spirit of the request, and as such, is inadequate as it does not even fully address the terms of this request.

* * *

Calvert contends that in looking at the totality of Dollar General's disclosure through its various reports and disclosures, the Company has not substantially implemented all of the elements of the human rights risk assessment that Calvert has raised. Although it is evident that the Company and its Board and sub-committees have addressed some of the *actual* human rights risks associated with its practices, the extent and comprehensiveness to which it has assessed these risks is not consistent with industry practices, nor has it assessed those *potential* risks as raised in the Proposal. Accordingly, Dollar General should not be permitted to exclude the Proposal from its 2014 Proxy Materials.

Please feel free to contact me at 301-951-4858, or via email at ivy.duke@calvert.com, to further discuss the arguments proffered herein.

Truly yours,

/s/ Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosure

cc: Christine L. Connolly, Vice President, Corporate Secretary, and Chief Compliance Officer, Dollar General Corporation
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.

DOLLAR GENERAL

Dollar General Corporation
100 Mission Ridge
Goodlettsville, TN 37072
U.S.A.

VIA E-MAIL

January 17, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **Dollar General Corporation — Rule 14a-8 Shareholder Proposal Submitted by Calvert Investment Management, Inc. on behalf of the Calvert Social Index and Calvert VP S&P 500 Index Portfolio**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that Dollar General Corporation ("Dollar General") intends to exclude from its proxy materials for its 2014 annual meeting of shareholders (the "2014 Proxy Materials") the shareholder proposal and supporting statement attached hereto as **Exhibit A** (the "Shareholder Proposal"), which was submitted by Calvert Investment Management, Inc. on behalf of the Calvert Social Index and Calvert VP S&P 500 Index Portfolio (collectively, the "Proponents"). Related correspondence is also attached as **Exhibit A**.

We believe that the Shareholder Proposal may be excluded from our 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because it deals with matters that we have already substantially implemented through a publicly available Code of Business Conduct and Ethics (our "Code"), a publicly available report on human rights risk assessment (the "Human Rights Report"), and publicly available information regarding our enterprise risk management program. Dollar General hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Dollar General were to exclude the Shareholder Proposal from its 2014 Proxy Materials.

In accordance with Rule 14a-8(j), we are submitting this letter and its exhibits not later than 80 days prior to the date on which Dollar General intends to file its definitive 2014 Proxy Materials. A copy of this letter and its exhibits is also being sent to the Proponents, thereby notifying them of our intention to exclude the Shareholder Proposal from our 2014 Proxy Materials.

The Shareholder Proposal

The resolution included in the Shareholder Proposal requests a report to shareholders regarding human rights risk assessment, stating in relevant part:

"RESOLVED, that the shareholders of Dollar General urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on the company's process for identifying and analyzing potential and actual human rights risks of Dollar General's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making
- List of countries where the company sources a minimum of 5% of its total global volume order

The report should be made available to shareholders on Dollar General's website no later than October 31, 2014."

Analysis

a. Commission and Staff Precedent — Rule 14a-8(i)(10)

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy materials if "the company has already substantially implemented the proposal." The basis for this exclusion is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) (addressing Rule 14a-(c)(10), the predecessor rule to Rule 14a-8(i)(10)). The Commission has made explicitly clear that a shareholder proposal need not be "fully effected" by a company to meet the substantially implemented standard under Rule 14a-8(i)(10). See Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release"). In fact, in the 1983 Release, the Commission noted that the "previous formalistic application" (i.e., a "fully-implemented" interpretation requiring line-by-line compliance by companies) of Rule 14a-8(i)(10) defeated its purpose.

The Staff has articulated the "substantially implemented" standard by stating that a "determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (Mar. 28, 1991). A company's actions and a shareholder proposal may differ so long as the company's actions satisfactorily address the shareholder proposal's essential objective. See, e.g., The Boeing Co. (Feb. 17, 2011); Exxon Mobil Corp. (March 19, 2010); Anheuser-Busch Companies, Inc. (Jan. 17, 2007); and Intel Corp. (Mar. 11, 2003). To summarize the position taken by the Staff, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the shareholder proposal even if by means other than those suggested by the shareholder proponent. See, e.g., Pfizer Inc. (Jan. 11, 2013) (concurring on exclusion of a shareholder proposal requesting a report on efforts to reduce the use of animal testing when the company had already published a report on such efforts); Wal-Mart Stores, Inc. (Mar. 30, 2010) (concurring on exclusion of a shareholder proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles); ConAgra Foods, Inc. (July 3, 2006) (concurring on exclusion of a shareholder proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); Johnson & Johnson (Feb. 17, 2006) (concurring on exclusion of a shareholder proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the shareholder proposal); Talbots Inc. (Apr. 5, 2002) (concurring on exclusion of a shareholder proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization standards when the company had established its own business practice standards); and The Gap, Inc. (Mar. 16, 2001) (concurring on exclusion of a shareholder proposal requesting a report on child labor practices of suppliers when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders). Furthermore, the Staff has taken the position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire shareholder proposal may be omitted. See The Limited (Mar. 1, 1996) and American Brands, Inc. (Feb. 3, 1993).

The Staff has also consistently granted requests for no-action relief relating to shareholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. See, e.g., Aetna Inc. (Mar. 27, 2009) (concurring on exclusion of a shareholder proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues on its website); and Alcoa Inc. (Feb. 3, 2009), Wal-Mart Stores, Inc. (Mar. 10, 2008) and Dow Chemical Co. (Mar. 5, 2008) (in each case concurring on exclusion of a shareholder proposal requesting a global warming report when the company had already generally addressed the issue on its website).

b. Application of Commission and Staff Precedent to the Shareholder Proposal

As demonstrated below, Dollar General has already substantially implemented the essential objective of the Shareholder Proposal through its:

- consideration and incorporation of human rights principles in the development, adoption, subsequent annual review and amendments of our Code (available on Dollar General's external website at http://investor.shareholder.com/dollar/governance.cfm and attached as **Exhibit B**);
- robust enterprise risk management program which assesses, monitors and reasonably mitigates risks enterprise-wide, including without limitation human rights risks; and
- preparation and disclosure of the Human Rights Report on the external Dollar General website (available at http://investor.shareholder.com/dollar/governance.cfm and attached as **Exhibit C**) addressing each element of the human rights risk assessment disclosure request in the Shareholder Proposal.

As stated in our Code, Dollar General's mission is "Serving Others", which extends well beyond the way we treat our customers. "Serving Others" means providing our customers convenience, quality and great prices, our employees respect and opportunity, our shareholders a superior return and our communities a better life. We are dedicated to ensuring the highest ethical behavior in our business activities, including a commitment to sourcing safe, quality products from vendors and manufacturers, wherever located, who adhere to the law, treat their workers fairly and maintain a healthy and safe working environment.

Our enterprise risk management program, as described in our proxy statement filed in connection with the 2013 annual meeting of shareholders (the "2013 Proxy Statement") and available on our external website at http://investor.shareholder.com/dollar/sec.cfm, helps to identify and mitigate a broad range of enterprise risks, including risk of human rights violations. In addition, we have a specific program in place to address human rights issues within our supply chain, as discussed in the Human Rights Report.

Most notably, the Human Rights Report fully addresses each of the six specific requests within the Shareholder Proposal (without disclosing information that we believe to be proprietary to Dollar General or information that we believe cannot be obtained at a reasonable cost). Each of our Code and the description of our enterprise risk management program in our 2013 Proxy Statement provides additional information that addresses many of the requests within the Shareholder Proposal. We discuss specifically below how each of the six requests within the Shareholder Proposal is addressed by one or more of these public disclosures.

*(i) **The human rights principles used to frame the assessment are clearly set forth in our Code and the Human Rights Report***

Our Code is guided by our Mission Statement and is specifically tailored to our business structure, operations and the particular issues that we face. Our Code addresses a variety of human rights principles that we take into account in both our enterprise risk management program as well as our more specific global supply chain compliance program, including the following:

1. **Equal Opportunity and Freedom from Harassment** – (a) "We treat each other with fairness and respect, valuing our differences." (Introduction to our Code); (b) "Discrimination is not tolerated at Dollar General. It limits our ability to reach our potential and creates an unpleasant work environment. We must never discriminate against a fellow employee or anyone working on our Company's behalf, based upon the person's race, color, national origin, religion, sex, age, disability, marital status, veteran status, citizenship status, sexual orientation, gender identity, genetic information or other characteristic protected by law or listed in our Employee Handbook." (pg. 4 of our Code); (c) "We also need to work together to ensure our workplace is free from harassment. Harassment is any unwelcome conduct that is based on another's protected characteristic and has the purpose or effect of creating an intimidating, offensive or hostile work environment. Harassment also includes situations where employment decisions are conditioned on an employee's submission to unwelcome conduct by his or her manager that is based on the employee's protected characteristic. Regardless of the form harassment takes – whether it's a spoken or written remark, physical act or visual depiction – our Company won't tolerate it. Discrimination and harassment of or by a non-employee involved in Company business, such as a vendor or customer, is also prohibited." (pg. 4 of our Code); (d) "Although our Company's policy against discrimination and harassment may be stricter than that required by law, you must follow Company policy when acting on Dollar General's behalf." (pg. 4 of our Code); and (e) "As managers, we are in a position to ensure we treat everyone fairly. When enforcing our Code and other policies, we must do so fairly and consistently." (pg. 3 of our Code)

2. **Lawful and Ethical Behavior** – (a) "We seek to be good corporate citizens in the communities where we do business. We do this by making a positive difference in our local communities…, following applicable local and international laws." (Introduction to our Code); (b) "As employees of Dollar General, we are always expected to behave ethically in the performance of our duties, applying standards of integrity and professionalism at all times." (pg. 1 of our Code); (c) "Reading this Code and learning how to identify and respond to ethical situations enables us to better fulfill our mission when interacting with our fellow employees, customers, vendors, business partners, shareholders and communities." (pg. 1 of our Code); (d) "Every employee is expected to comply with our Code and the law…." (pg. 3 of our

Code); (e) "Dollar General simply does not tolerate illegal or unethical conduct by anyone regardless of position. In the event of misconduct, Dollar General will take appropriate disciplinary action and may report the issue to the proper authorities." (pg. 3 of our Code); and (f) "[O]ur Code does not discuss all the laws and regulations governing our business. These topics are addressed in other Dollar General policies and procedures, as well as our *Employee Handbook.* You are expected to be familiar with significant laws or regulations governing your job function." (pg. 18 of our Code)

3. **Product Safety** – (a) "Product safety is one of our top priorities, and it weighs on our customers' minds too. Dollar General is committed to selling safe products that meet or exceed our Company's standards, as well as legal and regulatory requirements. We must thoroughly investigate product safety concerns when doing so is part of our job responsibilities. We must also address recalls, whether required by Dollar General or otherwise, in a timely and effective manner." (pg. 6 of our Code); and (b) "Ensuring product safety also means that we work only with vendors willing to abide by our policies. Vendors must ensure the safety and performance of the products and services they provide to us. In turn, we are responsible for addressing any failure to meet our quality and safety standards." (pg. 6 of our Code)

4. **Safe and Healthy Workplace** – (a) "We...consider how our actions might affect others' well-being and safety." (Introduction to our Code); (b) "At Dollar General, safety is very important. We ensure a safe workplace by following all safety-related signs and instructions and by taking steps to prevent accidents. We only perform job activities (1) for which we've been trained and that don't violate established safety rules or (2) that don't pose a safety risk." (pg. 4 of the Code); (c) "We can only maintain a safe workplace if it is free from violence. Our Company won't tolerate physical acts of violence, threats of physical harm, verbal abuse or other intimidating behavior." (pg. 4 of the Code); and (d) "We as managers must ensure that all duties are performed with the highest regard for employee and customer health and safety." (pg. 3 of our Code)

5. **Fair Pay** – "Our Company ensures that we receive fair pay by respecting our workplace rights, following all employment laws and paying wages based on our duties and performance. Those of us paid hourly must do our part by correctly reporting our hours and confirming we are being paid what we were told we would earn. Similarly, managers must ensure that those who report to them properly record their work time." (pg. 5 of our Code)

6. **Ethical Vendors and Vendor Code Compliance** – (a) "Our vendors are also expected to follow this Code when performing work for Dollar General." (pg. 1 of our Code); (b) "Ensuring product safety also means that we work only with vendors willing to abide by our policies. Vendors must ensure the safety and performance of

> the products and services they provide to us. In turn, we are responsible for addressing any failure to meet our quality and safety standards." (pg. 6 of our Code); and (c) "We must always consider a vendor's commitment to our ethical values before awarding it our Company's business. In particular, vendors are expected to:
> ...
>
> - Conduct business ethically and lawfully; ...
> - Notify Dollar General about circumstances potentially affecting safety, performance, quality, cost, availability or scheduling;
> - Stand behind their products and services, manufacturing all products according to Dollar General's policies or the law, whichever is stricter; ...
> - Comply with the standards and principles in our Code, particularly those regarding harassment and discrimination, and any other standards and policies Dollar General requires of its vendors...." (pg. 17 of our Code)

As explained in the Human Rights Report, our vendors are expected to abide by the terms of our Code when performing work for Dollar General ("Suppliers must sign the Dollar General Supplier Agreement and agree to abide by our Code . . . as well as our corporate social accountability standards." (pg. 3 of the Human Rights Report); "All...suppliers are governed by [our Code]." (pg. 3 of the Human Rights Report)).

The Human Rights Report also summarizes human rights principles used to frame the assessment, which "are consistent with, and based upon, International Labor Organization, Global Social Compliance Program and other industry metrics." (pg. 1 of the Human Rights Report) As the Human Rights Report states, our foreign suppliers must agree to abide by these principles through a written signed agreement which requires that products provided to Dollar General will be manufactured only in accordance with these principles. Furthermore, as disclosed in the Human Rights Report, Dollar General maintains a vendor manual for suppliers which highlights many of our standards and emphasizes our zero tolerance policy regarding the use of child labor or forced labor. Such human rights principles are summarized as follows in the Human Rights Report:

> Our standards (which are set forth in a written agreement signed by each foreign supplier) include, among other things, the following:
>
> - **No Child Labor**: All employees engaged in the production of products for Dollar General must be at least 16 years of age, or the age required by applicable law if higher.
> - **No Forced Labor**: Supplier may not use involuntary or forced labor.
> - **No Harassment or Abuse**: Supplier may not tolerate or condone physical, sexual, psychological or verbal harassment or abuse of any worker.

- **No Discrimination:** Supplier employees must be employed, paid, promoted and terminated based on occupational ability and not based on personal characteristics or beliefs.
- **Fair Compensation:** Supplier must fairly compensate its employees, providing wages and benefits that comply with the local and country laws.
- **Appropriate Working Hours:** Supplier must comply with all applicable legal limits for working hours. Supplier must not permit its employees to work more than six consecutive days.
- **Commitment to Health and Safety:** Supplier must demonstrate commitment to the health and safety of employees to prevent accidents and injury occurring in the course of work.
- **Safe Housing:** If a Supplier provides residential housing for employees, the Supplier must ensure the housing is healthy and safe.

Human Rights Report, pg. 2.

In light of the foregoing disclosures in our Code and the Human Rights Report, we believe that Dollar General has already substantially implemented the first prong of the human rights risk assessment requested by the Shareholder Proposal.

(ii) The Human Rights Report, as well as the 2013 Proxy Statement disclosure regarding review of risk through our enterprise risk management program, clearly outline the frequency of assessment

Dollar General performs its assessment via audits of facilities that produce our direct import merchandise. The frequency of the assessment is addressed in the Human Rights Report as follows:

- "All facilities producing direct import merchandise for Dollar General are audited by an independent third party auditing firm at least annually. We use a combination of announced and unannounced audits. Additionally, we use surveillance audits as needed under the circumstances to verify audit results." (pg. 3 of the Human Rights Report)

- "We reserve the right to visit and/or audit, at any time, all facilities used in the production of goods for Dollar General." (pg. 3 of the Human Rights Report)

- If a vendor has an unsatisfactory audit or we otherwise learn of unacceptable conditions, the frequency of the audits is likely to increase ("Unsatisfactory audit results may result in increased audit (or re-audit) frequency…." (pg. 1 of the Human Rights Report)).

The Human Rights Report further explains that the review and update of the auditing standards is part of our compliance routine ("We routinely review and update our audit standards and procedures in an effort to remain current with emerging industry standards." (pg. 1 of the Human Rights Report)).

Additionally, aside from the specific assessment of human rights risks through the audit program, as mentioned above Dollar General has a robust enterprise risk management program to assess, monitor and reasonably mitigate risks enterprise-wide, not merely those that relate to human rights risks. This program includes the assessment of risks associated with noncompliance with laws, regulations and policies, including our Code, and is explained as follows in our 2013 Proxy Statement:

> Our Board of Directors and its committees have an important role in our risk oversight process. Our Board regularly reviews with management our financial and business strategies, which reviews include a discussion of relevant material risks as appropriate....
>
> The Audit Committee discusses our policies with respect to risk assessment and risk management, primarily through oversight of our enterprise risk management program. Our Internal Audit department coordinates that program, which entails review and documentation of our comprehensive risk management practices. The program evaluates internal and external risks, identifies mitigation strategies, and assesses the remaining residual risk. The program is updated through interviews with senior management and our Board, review of strategic initiatives, evaluation of the fiscal budget, review of upcoming legislative or regulatory changes, and review of other outside information concerning business, financial, legal, reputational, and other risks. Semi-annually the results are presented to the Audit Committee. Quarterly, the categories with high residual risk, along with their mitigation strategies, are discussed individually.
>
> While the Audit Committee...oversee[s] the risk areas identified above, the entire Board is regularly informed through committee reports about such risks. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. Our Board believes that this division of risk management responsibilities effectively addresses the risks facing Dollar General.

2013 Proxy Statement, pg. 16.

In light of the foregoing public information specifically disclosing the frequency of the assessments, we believe that Dollar General has already substantially implemented the second prong of the human rights risk assessment requested by the Shareholder Proposal.

(iii) The methodology used to track and measure our performance is discussed in the Human Rights Report and our 2013 Proxy Statement

As outlined in the Human Rights Report, Dollar General uses a variety of methods to track and measure performance pertaining to human rights. The primary method is to review and analyze the results of the auditing process discussed above, as well as the re-audit results following the application of our "continuous improvement" strategy, which involves the development and implementation of corrective action plans in factories where we find or learn about certain unacceptable conditions. As the Human Rights Report mentions, all facilities producing direct import merchandise for Dollar General are audited at least annually and these audits have been conducted for more than a decade. Analysis of audit results, comparison of re-audit results to prior audit results, as well as a comparison of audit and re-audit results to benchmarking information and other information derived from consultations with third parties, assist us in tracking and measuring performance.

We also track performance by (a) ensuring that suppliers have signed the Dollar General Supplier Agreement and have agreed to abide by our Code and our corporate social responsibility standards, (b) including a requirement in the terms and conditions of our purchase orders that each supplier warrant that its product is not produced or packaged with the use of child or forced labor or in violation of any other human rights, and (c) ensuring that all of our covered employees have signed our Code (which is a condition of employment). The following are some excerpts from the Human Rights Report that address such efforts:

- "We have a robust and systemic audit program that is designed to identify, and improve or eliminate from our supply chain, any factories that do not meet our ethical standards, such as violations of our policy against the use of child or forced labor." (pg. 2 of the Human Rights Report)

- "We choose third party audit companies with the reputation of having experienced auditors who are experts in, among other things, identifying false records, conducting worker interviews and otherwise detecting violations of our ethical standards." (pg. 3 of the Human Rights Report)

- "Our preference is to utilize a model of 'continuous improvement' as a strategy to improve working conditions, where appropriate, in the factories that we use. Thus, in any instance where we find or learn that conditions in the factories that produce our goods are not acceptable, we investigate further and, where possible, take steps to work with the factory through corrective action plans and re-audits to improve any conditions that do not meet our standards. Unsatisfactory audit results may result in increased audit (or re-audit) frequency or termination of the relationship with the factory." (pg. 1 of the Human Rights Report)

- "Dollar General works with industry organizations and experts to benchmark our program and address evolving standards and issues. As a result, we continuously update our program and develop tools to identify, and where appropriate, improve, factories that do not meet our standards." (pg. 2 of the Human Rights Report)

- "[I]n recent years, we consulted experts in China and elsewhere, including NGOs and audit firms, as well as other importers and retailers, and we made appropriate adjustments to our practices to further align with global best practices. Some of those adjustments include: (i) lengthening the duration of social accountability audits and adding additional points of inquiry and worker interviews; (ii) engaging multiple independent audit firms (rather than just one) to conduct audits to minimize the risk of an audit firm developing an allegiance to any factory; (iii) engaging a third party to assist our key factories post-audit to improve transparency, working conditions and compliance; (iv) gaining a larger presence in fewer factories to grow our influence on factory business practices in an effort to improve working conditions; and (v) accepting International Council of Toy Industries ("ICTI") audits (ICTI is an organization of respected toy retailers and manufacturers that support corporate responsibility efforts)." (pg. 1 of the Human Rights Report)

- "Suppliers must sign the Dollar General Supplier Agreement and agree to abide by our Code ... as well as our corporate social responsibility standards. Those standards require that products provided to Dollar General will be manufactured only in accordance with our social accountability standards." (pg. 3 of the Human Rights Report)

- "[E]ach supplier is required by the Terms and Conditions on the Purchase Order to warrant that the product is not produced or packaged with the use of child or forced labor or in violation of any other human rights." (pg. 3 of the Human Rights Report)

- "All employees and suppliers are governed by the . . . Code. . . ." (pg. 3 of the Human Rights Report)

With respect to our broader enterprise risk assessment program, as disclosed in our 2013 Proxy Statement, we also track and measure performance via:

- regular updates to the program "which entails review and documentation of our comprehensive risk management practices" (pg. 16 of 2013 Proxy Statement) and which includes data gathering through "interviews with senior management and our Board . . . and review of other outside information concerning business, financial, legal, reputational, and other risks." (pg. 16 of 2013 Proxy Statement);

- review of mitigation strategies ("The program . . . identifies mitigation strategies" (pg. 16 of 2013 Proxy Statement));

- assessment of risk that remains after taking into consideration the mitigation strategies ("The program . . . assesses the remaining residual risk." (pg. 16 of 2013 Proxy Statement)); and

- frequent discussion with our Audit Committee of areas with high residual risk and in particular their associated mitigation strategies ("Quarterly, the categories with high residual risk, along with their mitigation strategies, are discussed individually." (pg. 16 of 2013 Proxy Statement)).

In light of the foregoing disclosure regarding the means by which Dollar General tracks and measures performance, we believe that Dollar General has already substantially implemented the third prong of the human rights risk assessment requested by the Shareholder Proposal.

(iv) The Human Rights Report and the 2013 Proxy Statement explain the nature and extent of consultation with relevant stakeholders in connection with the assessments

As discussed in more detail below, our disclosure clearly identifies the variety of stakeholders with whom we consult in connection with the assessments. These stakeholders include our vendors, various non-governmental organizations (NGOs), audit firms, importers and other third parties, and our senior management team and Board of Directors.

With respect to consultations with our vendors, we recognize that a model of "continuous improvement" is the best strategy to improve working conditions in the factories that we use. As explained in the Human Rights Report, "[i]n any instance where we find or learn that conditions in the factories that produce our goods are not acceptable, we investigate further and, where possible, take steps to work with the factory through corrective action plans and re-audits to improve any conditions that do not meet our standards." (pg. 1 of the Human Rights Report) We use this continuous improvement model with factories that are willing to make needed improvements.

The Human Rights Report also summarizes how we consult with various NGOs, audit firms, importers and other third parties. For example, it discloses that in recent years we have "consulted experts in China and elsewhere, including NGOs and audit firms, as well as other importers and retailers" (pg. 1 of the Human Rights Report) in connection with our routine review and updating of our audit standards and procedures in an effort to remain current with emerging industry standards. The Human Rights Report goes on to provide five specific examples of adjustments we made to our practices as a result of those consultations. In addition, the Human Rights Report states that "Dollar General works with industry organizations and experts to benchmark our program and address evolving standards and issues. As a result, we continuously update our program and develop tools to identify, and where appropriate, improve, factories that do not meet our standards." (pg. 2 of the Human Rights Report)

Furthermore, the description of our enterprise risk management program in the 2013 Proxy Statement clearly outlines that the program assessment takes into account interviews with senior management and our Board of Directors.

In light of the foregoing disclosures of consultations with relevant stakeholders in connection with the assessment, we believe that Dollar General has already substantially implemented the fourth prong of the human rights risk assessment requested by the Shareholder Proposal.

(v) The Human Rights Report specifically outlines how the results of the assessment are incorporated into company policies and decision making

The Human Rights Report outlines numerous ways in which the results of the assessment are incorporated into our policies and decision making. For example, five specific adjustments are listed that were made to our practices as a result of consultations with various experts and third parties. These adjustments include:

> (i) lengthening the duration of social accountability audits and adding additional points of inquiry and worker interviews; (ii) engaging multiple independent audit firms (rather than just one) to conduct audits to minimize the risk of an audit firm developing an allegiance to any factory; (iii) engaging a third party to assist our key factories post-audit to improve transparency, working conditions and compliance; (iv) gaining a larger presence in fewer factories to grow our influence on factory business practices in an effort to improve working conditions; and (v) accepting International Council of Toy Industries ("ICTI") audits (ICTI is an organization of respected toy retailers and manufacturers that support corporate responsibility efforts).

Human Rights Report, pg. 1.

The Human Rights Report also discusses ways in which audit results are incorporated into policies and decision-making. It explains that the results of an audit can result in the immediate termination of a vendor relationship (such as in the case of child labor or forced labor), the implementation of a corrective action plan, an increase in the frequency of audits, or termination of the relationship if the vendor does not make necessary improvements per our "continuous improvement" model in a timely fashion. When vendors are not in compliance with our requirements, we will not allow shipment of the goods they produced for Dollar General. For example, the Human Rights Report provides:

- "Audit results are used to help make decisions about vendors and factories – for example, whether to help factories improve or, in the case of certain violations of our standards, to stop doing business with them.... [When] we find or learn that conditions in the factories that produce our goods are not acceptable, we investigate further and, where possible, take steps to work with the factory through corrective action plans and re-audits to improve any conditions that do not meet our standards. Unsatisfactory audit results may result in increased audit (or re-audit) frequency or termination of the relationship with the factory." (pg. 1 of the Human Rights Report)

- "Without exception, each import factory that we use must comply with our requirements before we accept goods produced in that factory." (pg. 2 of the Human Rights Report)
- "The findings of the audit may result in the relationship with the supplier being severed without any product accepted, such as in the case of a facility that uses child or forced labor. In other cases, a factory may be prohibited from producing products for Dollar General as a result of failing to make needed improvements in a timely manner." (pg. 3 of the Human Rights Report)

Furthermore, the Human Rights Report summarizes our training efforts which take into account assessment results in determining the frequency and scope of training. For example, the Human Rights Report notes that "Dollar General conducts training for employees with supply chain responsibilities to increase their understanding of how to recognize signs of ethical violations in the supply chain. Further, we periodically conduct training sessions overseas to educate our vendors based on our social accountability requirements." (pg. 4 of the Human Rights Report) To the extent factory issues are identified, the Human Rights Report explains that members of our compliance department will review those issues with management and our merchants to keep them updated on how to interpret audit results and auditor comments. Lastly, as disclosed in the Human Rights Report, we educate relevant parties about the risks in specific countries and product categories using the U.S. Department of Labor's List of Goods Produced by Child Labor or Forced Labor.

As previously outlined, our Code governs all Dollar General employees and vendors. Violations of our Code can result in discipline or loss of employment for our employees, as well as termination of a business relationship with a supplier or factory, as appropriate. The Human Rights Report explains this fact quite clearly:

> All employees and suppliers are governed by [our Code]. Signing [our Code] is one of the requirements for employment at Dollar General. Violations of [our Code] can result in discipline or loss of employment. Supplier or factory allegations of wrongdoing or violations of our standards are investigated, and Dollar General reserves the right to terminate the relationship with any supplier or factory that violates [our Code].

Human Rights Report, pg. 3.

Additionally, we have zero tolerance for the use of child labor or forced labor, and these principles are included in our vendor manual. The Human Rights Report makes this point as well:

> Dollar General maintains a vendor manual for suppliers which points out that we have zero tolerance for the use of child labor (workers must be at least 16 years of age) or forced labor (all types of forced labor, including, without limitation, prison, bonded, and indentured labor), as well as many of our other standards.

Human Rights Report, pg. 3.

In light of the foregoing public disclosures regarding how the results of the assessment are incorporated into our policies and decision making, we believe that Dollar General has already substantially implemented the fifth prong of the human rights risk assessment requested by the Shareholder Proposal.

(vi) Dollar General considers the countries where the company sources a minimum of 5% of its total global volume order to be proprietary information; however, the Human Rights Report provides relevant information to address the general subject matter of the request

The Human Rights Report states the following: "Dollar General directly imported only approximately 7% of its purchases (measured at cost) in 2012, a substantial portion of which was sourced from China." (pg. 2 of the Human Rights Report) We believe this information adequately addresses the general subject matter of this portion of the Shareholder Proposal and that disclosing any additional information about the specific countries from which we import is proprietary in nature. The Shareholder Proposal specifically notes that proprietary information need not be included in the human rights risk assessment report.

In light of the foregoing, we believe that Dollar General has already substantially implemented the sixth prong of the human rights risk assessment requested by the Shareholder Proposal.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that Dollar General may exclude the Shareholder Proposal from its 2014 Proxy Materials on the basis that Dollar General has substantially implemented the Shareholder Proposal.

If you have any questions or would like any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

Dollar General Corporation



Christine L. Connolly
Vice President, Corporate Secretary and
Chief Compliance Officer

Attachments

cc: Mike Lombardo
Senior Sustainability Analyst and Manager, Index
Calvert Investment Management, Inc.
mike.lombardo@calvert.com

Exhibit A

The Shareholder Proposal and Related Correspondence



4550 Montgomery Avenue. Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 10, 2013

Corporate Secretary
Dollar General Corporation
100 Mission Ridge
Goodletsville, TN 37072

Dear Sir or Madam,

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 42 mutual funds sponsored by Calvert Investments, Inc. As of December 9, 2013, Calvert had over $12.5 billion in assets under management.

The Calvert Social Index and Calvert VP S&P 500 Index Portfolio (together, referred to as the Funds, each referred to individually as a Fund) are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2014 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that the Board of Directors of Dollar General report to shareholders, at reasonable cost and omitting proprietary information, on the company's process for identifying and analyzing potential and actual human rights risks of Dollar General's operations and supply chain by October 31, 2014.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Mike Lombardo, at (301) 961-4756, or contact her via email at mike.lombardo@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Assistant Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text
State Street letter

Dollar General Corporation - Human Rights Risk Assessment Proposal

RESOLVED, that shareholders of Dollar General urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on the company's process for identifying and analyzing potential and actual human rights risks of Dollar General's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making
- List of countries where the company sources a minimum of 5% of its total global volume order

The report should be made available to shareholders on Dollar General's website no later than October 31, 2014.

Supporting Statement

As long-term shareholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect shareholder value.

Dollar General, like most retail companies, has adopted a human rights code that applies to its suppliers and conducts compliance audits. However, adoption of a supplier code of conduct and basic audits is only the first step in effectively managing human rights risks. Companies must assess risks to shareholder value of human rights practices in their operations and supply chains to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Dollar General's business exposes it to significant human rights risks, especially with the company's goal of expanding private brand offerings. The company sources a substantial amount of its products from China and acknowledges that "issues with labor practices of our suppliers or labor problems they may experience (such as strikes)...could adversely impact our operations and profitability." (Form 10K for year ended February 1, 2013) As such, the company fails to provide investors with the appropriate information regarding its human rights due diligence practices to accurately assess the company's risks.

We urge shareholders to vote for this proposal.



STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

December 9, 2013

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 6, 2013 the Calvert Funds listed below held the indicated amount of shares of the stock of DOLLAR GENERAL CORP. (Cusip 256677105). Also the funds held the amount of shares indicated continuously since 12/1/2012.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/06/2013	Shares Held Since 12/1/2012
	CALVERT SOCIAL INDEX FUND	256677105	DOLLAR GENERAL CORP.	6,872	5,381
	CALVERT VP S&P 500 INDEX PORTFOLIO	256677105	DOLLAR GENERAL CORP.	6,406	5,628

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

Elizabeth Inman

From: Christine Connolly
Sent: Wednesday, January 08, 2014 12:05 PM
To: 'mike.lombardo@calvert.com'
Cc: Elizabeth Inman; Robert Stephenson
Subject: Shareholder Proposal Pertaining to Dollar General Corporation
Attachments: Human Rights Risk Assessment Disclosure.doc

Mike,

We are in receipt of the shareholder proposal submitted by Calvert Investment Management, Inc. seeking website disclosure of our human rights risk assessment practices. We have drafted the attached disclosure which highlights our strong practices in this area without addressing information we consider to be proprietary. We believe the attached thoroughly covers the areas Calvert seeks to have addressed, and we would feel comfortable disclosing this level of information on our website. You will see that we are amenable to disclosing the percentage of merchandise that we directly import and to noting that a substantial amount of our imports are sourced from China. However, any further information about the countries from which we source would be proprietary.

We are prepared to post this disclosure to our website immediately. Can you please advise as soon as possible whether you will withdraw the shareholder proposal if we do so? We would appreciate hearing from you by Friday if at all possible. Thank you.

Christine Connolly
Vice President, Corporate Secretary & Chief Compliance Officer
Dollar General Corporation
100 Mission Ridge
Goodlettsville, TN 37072
615-855-517? (ph); 615-855-5180 (fax)
cconnoll@dollargeneral.com

Overview:

Dollar General's mission is Serving Others, and this mission extends well beyond the way we treat our customers and others in the communities that we serve. Our mission includes a commitment to sourcing safe, quality products from vendors and manufacturers, wherever located, who adhere to the law, treat their workers fairly and maintain a healthy and safe working environment.

We recognize that helping our business partners create healthy and safe work places is an ongoing global challenge confronting many retailers and importers. To assist in meeting this challenge, for more than a decade we have conducted independent third party supply chain audits of foreign factories that we use. Additionally, we recognize that a model of "continuous improvement" is the best strategy to improve working conditions in the factories that we use. In any instance where we find or learn that conditions in the factories that produce our goods are not acceptable, we investigate and, where possible, take steps to work with the factory to improve any conditions that do not meet our standards.

We routinely review and update our audit standards and procedures in an effort to remain current with emerging industry standards. For example, in recent years, we consulted experts in China and elsewhere, including NGOs and audit firms, as well as other importers and retailers, and we made appropriate adjustments to our practices to better align with global best practices. Some of those adjustments include: (i) lengthening the duration of social accountability audits and adding more questions and worker interviews; (ii) engaging multiple independent audit firms (rather than just one) to conduct audits to minimize the risk of an audit firm developing an allegiance to any factory; (iii) engaging an additional third party, independent from the actual auditing firms, to assist our key factories after their audit to improve transparency, working conditions and compliance; (iv) gaining a larger presence in fewer factories to grow our influence on their business practices in an effort to improve working conditions; and (v) accepting International Council of Toy Industries ("ICTI") audits (ICTI is an organization of respected toy retailers and manufacturers that support corporate responsibility efforts).

Our standards (which are set forth in a written agreement signed by each foreign supplier) include, among other things, the following:

- **No Child Labor:** All employees engaged in the production of products for Dollar General must be at least 16 years of age, or the age required by applicable law if higher.
- **No Forced Labor**: Suppliers may not use involuntary or forced labor.
- **No Harassment or Abuse:** Supplier may not tolerate or condone physical, sexual, psychological or verbal harassment or abuse of any worker.
- **No Discrimination:** Supplier employees must be employed, paid, promoted and terminated based on occupational ability and not based on personal characteristics or beliefs.
- **Fair Compensation:** Supplier must fairly compensate its employees, providing wages and benefits that comply with the local and country laws.

- **Appropriate Working Hours:** Supplier must comply with all applicable legal limits for working hours. Supplier must not permit its employees to work more than six consecutive days.
- **Commitment to Health and Safety:** Supplier must demonstrate commitment to the health and safety of employees to prevent accidents and injury occurring in the course of work.
- **Safe Housing:** If a Supplier provides residential housing for employees, the Supplier must ensure the housing is healthy and safe.

As previously mentioned, we continue to study and analyze potential solutions and standards, and we are committed to applying them whenever possible to achieve healthier and safer work places in the factories that we use. Dollar General directly imported only approximately 7% of its purchases (measured at cost) in 2012, a substantial portion of which was sourced from China,

Verification:

Dollar General does not own or have financial interest in any factories, nor are we a top 3 customer for the majority of the factories that we use. We have a robust audit program that is designed to identify, and improve or eliminate from our supply chain, any factories that do not meet our ethical standards, such as violations of our policy against the use of child or forced labor. We use a continuous improvement model with factories that are willing to make needed improvements.

Dollar General works with industry organizations and experts to benchmark our program and address evolving standards and issues. As a result we continuously update our program and develop tools to identify, and where appropriate, improve, factories that do not meet our standards.

Auditing:

All facilities producing direct import merchandise for Dollar General are audited by an independent third party auditing firm at least annually. We use a combination of announced and unannounced audits. Additionally, we use surveillance audits as needed under the circumstances to verify audit results. We chose third party audit companies with the reputation of having experienced auditors who are experts in, among other things, identifying false records, conducting worker interviews and otherwise detecting violations of our ethical standards.

The findings of the audit may result in the relationship with the supplier being severed and no product accepted, such as in the case of a facility that uses child or forced labor. In other cases a factory may be prohibited from producing products for Dollar General as a result of failing to make needed improvements in a timely manner.

Certification:

Suppliers must sign the Dollar General Supplier Agreement and agree to abide by our Code of Business Conduct and Ethics (available on www.dollargeneral.com) as well as our corporate social responsibility standards. Those standards require that the products provided to Dollar General will be manufactured only in accordance with our social accountability standards, including but not limited to the standards list above.

Additionally, each supplier is required by the Terms and Conditions on the Purchase Order to warrant that the product is not produced or packaged with the use of child or forced labor, or in violation of any other human rights.

Accountability:

All employees and suppliers are governed by the Dollar General Code of Business Conduct and Ethics. Signing the Code of Business Conduct and Ethics is one of the requirements for employment at Dollar General. Violations of the Code of Business Conduct and Ethics can result in discipline or loss of employment. Supplier or factory allegations of wrongdoing or violations of our standards are investigated, and Dollar General reserves the right to terminate the relationship with any supplier or factory that violates our Code of Business Conduct and Ethics.

Dollar General maintains a vendor manual for suppliers which points out that we have zero tolerance for the use of child labor (workers must be at least sixteen years of age) or forced labor (all types of forced labor, including, without limitation, prison, bonded, and indentured labor), as well as many of our other standards. We reserve the right to visit and/or audit, at any time, all facilities used in the production of goods for Dollar General.

Training:

Dollar General conducts training for employees with supply chain responsibilities, to increase their understanding of how to recognize signs of ethical violations in the supply chain. Members of our compliance department review any identified factory issues with management and the merchants to keep them updated on how to interpret audit results and auditor comments. In addition we visit and work closely with our overseas offices to ensure a consistent message and complete understanding of our requirements. We educate about the risks in certain countries and product categories, using the US Department of Labor's List of Goods Produced by Child Labor or Forced Labor.

Elizabeth Inman

From: Lombardo, Mike <Mike.Lombardo@Calvert.com>
Sent: Wednesday, January 08, 2014 4:05 PM
To: Christine Connolly
Cc: Elizabeth Inman; Robert Stephenson
Subject: RE: Shareholder Proposal Pertaining to Dollar General Corporation

Hi Christine,

Thank you for your email and the proposal. I look forward to reviewing it and will be back in touch by Friday.

Elizabeth, I'm sorry I was not available to take your call yesterday or this morning.

Kind Regards,

Mike

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Wednesday, January 08, 2014 1:05 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson
Subject: Shareholder Proposal Pertaining to Dollar General Corporation

Mike,

We are in receipt of the shareholder proposal submitted by Calvert Investment Management, Inc. seeking website disclosure of our human rights risk assessment practices. We have drafted the attached disclosure which highlights our strong practices in this area without addressing information we consider to be proprietary. We believe the attached thoroughly covers the areas Calvert seeks to have addressed, and we would feel comfortable disclosing this level of information on our website. You will see that we are amenable to disclosing the percentage of merchandise that we directly import and to noting that a substantial amount of our imports are sourced from China. However, any further information about the countries from which we source would be proprietary.

We are prepared to post this disclosure to our website immediately. Can you please advise as soon as possible whether you will withdraw the shareholder proposal if we do so? We would appreciate hearing from you by Friday if at all possible. Thank you.

Christine Connolly
Vice President, Corporate Secretary & Chief Compliance Officer
Dollar General Corporation
100 Mission Ridge
Goodlettsville, TN 37072

Elizabeth Inman

From: Christine Connolly
Sent: Friday, January 10, 2014 4:29 PM
To: 'Lombardo, Mike'
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: RE: Shareholder Proposal Pertaining to Dollar General Corporation

Let me get a dial-in number set up and I'll get back to you. Thank you.

Christine

From: Lombardo, Mike [mailto:Mike.Lombardo@Calvert.com]
Sent: Friday, January 10, 2014 4:23 PM
To: Christine Connolly
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: RE: Shareholder Proposal Pertaining to Dollar General Corporation

Yes, let's do that. What's the best number to reach you at?

Thanks.

Mike

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Friday, January 10, 2014 3:39 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: [SPAM?] Re: Shareholder Proposal Pertaining to Dollar General Corporation
Importance: Low

Lets go ahead and do 12 pm CT on Monday if that still works.

On Jan 10, 2014, at 2:34 PM, "Lombardo, Mike" <Mike.Lombardo@Calvert.com> wrote:

> We have some concerns regarding the company's proposed disclosure that we would like to discuss. Given the tight deadline, I should note that we are happy to continue a discussion with the hope of reaching an agreement even after the no action has been filed. If you are amenable to that, please let me know if any of the options next week work.
>
> Thanks.

Mike

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Friday, January 10, 2014 2:01 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: [SPAM?] RE: Shareholder Proposal Pertaining to Dollar General Corporation
Importance: Low

Mike,

We think our proposed disclosure addresses your request. If we are close to an agreement, we can make that time work to discuss.

Christine
615-855-51/° (ph); 615-855-5180 (fax)

From: Lombardo, Mike [mailto:Mike.Lombardo@Calvert.com]
Sent: Friday, January 10, 2014 12:56 PM
To: Christine Connolly
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: RE: Shareholder Proposal Pertaining to Dollar General Corporation

My apologies, but I'm afraid we are not available this afternoon. The earliest we can speak is today Monday at 1pm EST? Does that work on your end?

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Friday, January 10, 2014 1:46 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: [SPAM?] Re: Shareholder Proposal Pertaining to Dollar General Corporation
Importance: Low

Mike,

We have a January 17th no action request deadline so I'd prefer to get this wrapped up today if possible. Do you have any availability this afternoon?

On Jan 10, 2014, at 12:40 PM, "Lombardo, Mike" <Mike.Lombardo@Calvert.com> wrote:

Hi Christine,

Thank you again for sending along the proposal. My colleague Stu Dalheim and I would like to set up a time to discuss. We are free during the follow days and times next week:

Monday: 1-1:30pm EST
Tuesday: 2-2:30pm EST
Wednesday: 11am – Noon and 2:30-4:30pm EST

Kind Regards,

Mike

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Wednesday, January 08, 2014 1:05 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson
Subject: Shareholder Proposal Pertaining to Dollar General Corporation

Mike,

We are in receipt of the shareholder proposal submitted by Calvert Investment Management, Inc. seeking website disclosure of our human rights risk assessment practices. We have drafted the attached disclosure which highlights our strong practices in this area without addressing information we consider to be proprietary. We believe the attached thoroughly covers the areas Calvert seeks to have addressed, and we would feel comfortable disclosing this level of information on our website. You will see that we are amenable to disclosing the percentage of merchandise that we directly import and to noting that a substantial amount of our imports are sourced from China. However, any further information about the countries from which we source would be proprietary.

We are prepared to post this disclosure to our website immediately. Can you please advise as soon as possible whether you will withdraw the shareholder proposal if we do so? We would appreciate hearing from you by Friday if at all possible. Thank you.

Christine Connolly

Elizabeth Inman

From: Lombardo, Mike <Mike.Lombardo@Calvert.com>
Sent: Monday, January 13, 2014 8:36 AM
To: Christine Connolly
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: RE: Shareholder Proposal Pertaining to Dollar General Corporation

Thanks Christine. Looking forward to speaking to you shortly.

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Friday, January 10, 2014 5:34 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: [SPAM?] RE: Shareholder Proposal Pertaining to Dollar General Corporation
Importance: Low

Mike,

You can use this dial-in information for Monday. Have a great weekend.

Dial In Number: (866) 428-2481
Participant Passcode: 422920

Christine
615-855-51[illegible] (ph); 615-855-5180 (fax)

From: Lombardo, Mike [mailto:Mike.Lombardo@Calvert.com]
Sent: Friday, January 10, 2014 4:23 PM
To: Christine Connolly
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: RE: Shareholder Proposal Pertaining to Dollar General Corporation

Yes, let's do that. What's the best number to reach you at?

Thanks.

Mike

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756

mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Friday, January 10, 2014 3:39 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: [SPAM?] Re: Shareholder Proposal Pertaining to Dollar General Corporation
Importance: Low

Lets go ahead and do 12 pm CT on Monday if that still works.

On Jan 10, 2014, at 2:34 PM, "Lombardo, Mike" <Mike.Lombardo@Calvert.com> wrote:

> We have some concerns regarding the company's proposed disclosure that we would like to discuss. Given the tight deadline, I should note that we are happy to continue a discussion with the hope of reaching an agreement even after the no action has been filed. If you are amenable to that, please let me know if any of the options next week work.
>
> Thanks.
>
> Mike
>
> **Mike Lombardo**
> Senior Sustainability Analyst and Manager, Index
> T. 301.961.4756
> mike.lombardo@calvert.com
> Follow me at www.twitter.com/Mike4Sustain
> 4550 Montgomery Ave
> Bethesda, MD 20814
> www.calvert.com
>
> ---
>
> **From:** Christine Connolly [mailto:cconnoll@dollargeneral.com]
> **Sent:** Friday, January 10, 2014 2:01 PM
> **To:** Lombardo, Mike
> **Cc:** Elizabeth Inman; Robert Stephenson; Dalheim, Stu
> **Subject:** [SPAM?] RE: Shareholder Proposal Pertaining to Dollar General Corporation
> **Importance:** Low
>
> Mike,
>
> We think our proposed disclosure addresses your request. If we are close to an agreement, we can make that time work to discuss.
>
> Christine
> 615-855-51[illegible] (ph); 615-855-5180 (fax)
>
> ---
>
> **From:** Lombardo, Mike [mailto:Mike.Lombardo@Calvert.com]
> **Sent:** Friday, January 10, 2014 12:56 PM

To: Christine Connolly
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: RE: Shareholder Proposal Pertaining to Dollar General Corporation

My apologies, but I'm afraid we are not available this afternoon. The earliest we can speak is today Monday at 1pm EST? Does that work on your end?

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Friday, January 10, 2014 1:46 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson; Dalheim, Stu
Subject: [SPAM?] Re: Shareholder Proposal Pertaining to Dollar General Corporation
Importance: Low

Mike,

We have a January 17th no action request deadline so I'd prefer to get this wrapped up today if possible. Do you have any availability this afternoon?

On Jan 10, 2014, at 12:40 PM, "Lombardo, Mike" <Mike.Lombardo@Calvert.com> wrote:

> Hi Christine,
>
> Thank you again for sending along the proposal. My colleague Stu Dalheim and I would like to set up a time to discuss. We are free during the follow days and times next week:
>
> Monday: 1-1:30pm EST
> Tuesday: 2-2:30pm EST
> Wednesday: 11am – Noon and 2:30-4:30pm EST
>
> Kind Regards,
>
> Mike
>
> **Mike Lombardo**
> Senior Sustainability Analyst and Manager, Index
> T. 301.961.4756
> mike.lombardo@calvert.com
> Follow me at www.twitter.com/Mike4Sustain
> 4550 Montgomery Ave
> Bethesda, MD 20814
> www.calvert.com

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Wednesday, January 08, 2014 1:05 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson
Subject: Shareholder Proposal Pertaining to Dollar General Corporation

Mike,

We are in receipt of the shareholder proposal submitted by Calvert Investment Management, Inc. seeking website disclosure of our human rights risk assessment practices. We have drafted the attached disclosure which highlights our strong practices in this area without addressing information we consider to be proprietary. We believe the attached thoroughly covers the areas Calvert seeks to have addressed, and we would feel comfortable disclosing this level of information on our website. You will see that we are amenable to disclosing the percentage of merchandise that we directly import and to noting that a substantial amount of our imports are sourced from China. However, any further information about the countries from which we source would be proprietary.

We are prepared to post this disclosure to our website immediately. Can you please advise as soon as possible whether you will withdraw the shareholder proposal if we do so? We would appreciate hearing from you by Friday if at all possible. Thank you.

Christine Connolly
Vice President, Corporate Secretary & Chief Compliance Officer
Dollar General Corporation
100 Mission Ridge
Goodlettsville, TN 37072
615-855-5179 (ph); 615-855-5180 (fax)
cconnoll@dollargeneral.com

Elizabeth Inman

From:	Christine Connolly
Sent:	Wednesday, January 15, 2014 1:01 PM
To:	mike.lombardo@calvert.com
Cc:	Elizabeth Inman; Robert Stephenson
Subject:	Dollar General Human Rights Risk Assessment and Supply Chain Transparency Disclosure -- January 2014 (Final).doc
Attachments:	Dollar General Human Rights Risk Assessment and Supply Chain Transparenc....doc

Good afternoon Mike,

Thank you for taking time to discuss your proposal and our proposed website disclosure. We have enhanced our proposed disclosure (attached) to address the concerns you mentioned on the call. We believe it thoroughly covers each aspect of your proposal relating to our human rights risk assessment practices, while avoiding disclosure of proprietary information. We intend to post this disclosure to our website today but in no event later than Friday. We would appreciate your decision regarding whether you intend to withdraw your proposal as a result of this revised disclosure.

Dollar General Human Rights Risk Assessment and Supply Chain Transparency Disclosure

Overview:

Dollar General's mission is Serving Others, and this mission extends well beyond the way we treat our customers and others in the communities that we serve. Our mission includes a commitment to sourcing safe, quality products from vendors and manufacturers, wherever located, who adhere to the law, treat their workers fairly and maintain a healthy and safe working environment.

We recognize that helping our business partners create healthy and safe work places is an ongoing global challenge confronting many manufacturers, importers and retailers. To assist in meeting this challenge, we have established social compliance standards that are consistent with, and based upon, International Labor Organization, Global Social Compliance Program and other industry metrics. For more than a decade, we have conducted independent third party supply chain audits of foreign factories that we use in an effort to ensure compliance with these standards. Our Global Compliance Department, which works with management to establish our standards and manage our audit program, is not in the same reporting structure as the buyers that purchase our goods so that the risk of any potential conflict of interest is minimized. Audit results are used to help make decisions about vendors and factories – for example, whether to help factories improve or, in the case of certain violations of our standards, to stop doing business with them. Our preference is to utilize a model of "continuous improvement" as a strategy to improve working conditions, where appropriate, in the factories that we use. Thus, in any instance where we find or learn that conditions in the factories that produce our goods are not acceptable, we investigate further and, where possible, take steps to work with the factory through corrective action plans and re-audits to improve any conditions that do not meet our standards. Unsatisfactory audit results may result in increased audit (or re-audit) frequency or termination of the relationship with the factory.

We routinely review and update our audit standards and procedures in an effort to remain current with emerging industry standards. For example, in recent years, we consulted experts in China and elsewhere, including NGOs and audit firms, as well as other importers and retailers, and we made appropriate adjustments to our practices to further align with global best practices. Some of those adjustments include: (i) lengthening the duration of social accountability audits and adding additional points of inquiry and worker interviews; (ii) engaging multiple independent audit firms (rather than just one) to conduct audits to minimize the risk of an audit firm developing an allegiance to any factory; (iii) engaging a third party to assist our key factories post-audit to improve transparency, working conditions and compliance; (iv) gaining a larger presence in fewer factories to grow our influence on factory business practices in an effort to improve working conditions; and (v) accepting International Council of Toy Industries ("ICTI") audits (ICTI is an organization of respected toy retailers and manufacturers that support corporate responsibility efforts).

Our standards (which are set forth in a written agreement signed by each foreign supplier) include, among other things, the following:

- **No Child Labor:** All employees engaged in the production of products for Dollar General must be at least 16 years of age, or the age required by applicable law if higher.
- **No Forced Labor**: Supplier may not use involuntary or forced labor.
- **No Harassment or Abuse:** Supplier may not tolerate or condone physical, sexual, psychological or verbal harassment or abuse of any worker.
- **No Discrimination:** Supplier employees must be employed, paid, promoted and terminated based on occupational ability and not based on personal characteristics or beliefs.
- **Fair Compensation:** Supplier must fairly compensate its employees, providing wages and benefits that comply with the local and country laws.
- **Appropriate Working Hours:** Supplier must comply with all applicable legal limits for working hours. Supplier must not permit its employees to work more than six consecutive days.
- **Commitment to Health and Safety:** Supplier must demonstrate commitment to the health and safety of employees to prevent accidents and injury occurring in the course of work.
- **Safe Housing:** If a Supplier provides residential housing for employees, the Supplier must ensure the housing is healthy and safe.

As previously mentioned, we continue to study and analyze potential solutions and standards and are committed to applying them whenever possible to achieve healthier and safer work places in the factories that we use. Dollar General directly imported only approximately 7% of its purchases (measured at cost) in 2012, a substantial portion of which was sourced from China.

Verification:

Dollar General does not own or have financial interest in any factories, nor are we a top three customer for the majority of the factories that we use. We have a robust and systemic audit program that is designed to identify, and improve or eliminate from our supply chain, any factories that do not meet our ethical standards, such as violations of our policy against the use of child or forced labor. We use a continuous improvement model with factories that are willing to make needed improvements. Without exception, each import factory that we use must comply with our requirements before we accept goods produced in that factory.

Dollar General works with industry organizations and experts to benchmark our program and address evolving standards and issues. As a result, we continuously update our program and develop tools to identify, and where appropriate, improve, factories that do not meet our standards.

Auditing:

All facilities producing direct import merchandise for Dollar General are audited by an independent third party auditing firm at least annually. We use a combination of announced and unannounced audits. Additionally, we use surveillance audits as needed under the circumstances to verify audit results. We choose third party audit companies with the reputation of having experienced auditors who are experts in, among other things, identifying false records, conducting worker interviews and otherwise detecting violations of our ethical standards.

The findings of the audit may result in the relationship with the supplier being severed without any product accepted, such as in the case of a facility that uses child or forced labor. In other cases, a factory may be prohibited from producing products for Dollar General as a result of failing to make needed improvements in a timely manner.

Certification:

Suppliers must sign the Dollar General Supplier Agreement and agree to abide by our Code of Business Conduct and Ethics (available on www.dollargeneral.com) as well as our corporate social responsibility standards. Those standards require that the products provided to Dollar General will be manufactured only in accordance with our social accountability standards, including but not limited to the standards list above.

Additionally, each supplier is required by the Terms and Conditions on the Purchase Order to warrant that the product is not produced or packaged with the use of child or forced labor or in violation of any other human rights.

Accountability:

All employees and suppliers are governed by the Dollar General Code of Business Conduct and Ethics. Signing the Code of Business Conduct and Ethics is one of the requirements for employment at Dollar General. Violations of the Code of Business Conduct and Ethics can result in discipline or loss of employment. Supplier or factory allegations of wrongdoing or violations of our standards are investigated, and Dollar General reserves the right to terminate the relationship with any supplier or factory that violates our Code of Business Conduct and Ethics.

Dollar General maintains a vendor manual for suppliers which points out that we have zero tolerance for the use of child labor (workers must be at least 16 years of age) or forced labor (all types of forced labor, including, without limitation, prison, bonded, and indentured labor), as well as many of our other standards. We reserve the right to visit and/or audit, at any time, all facilities used in the production of goods for Dollar General.

Training:

Dollar General conducts training for employees with supply chain responsibilities to increase their understanding of how to recognize signs of ethical violations in the supply chain. Further, we periodically conduct training sessions overseas to educate our vendors based on our social accountability requirements. Members of our compliance department review any identified factory issues with management and the merchants to keep them updated on how to interpret audit results and auditor comments. In addition, we visit and work closely with our overseas offices to ensure a consistent message and thorough understanding of our requirements. We educate about the risks in certain countries and product categories, using the U.S. Department of Labor's List of Goods Produced by Child Labor or Forced Labor.

Elizabeth Inman

From:	Lombardo, Mike <Mike.Lombardo@Calvert.com>
Sent:	Thursday, January 16, 2014 8:28 AM
To:	Christine Connolly
Cc:	Elizabeth Inman; Robert Stephenson
Subject:	RE: Dollar General Human Rights Risk Assessment and Supply Chain Transparency Disclosure -- January 2014 (Final).doc

Thanks Christine! We really appreciate the company's efforts to modify the proposal and include some of the concerns I mentioned during our call. I specifically noted the additional information in the second and third paragraphs with respect to corrective actions and oversight, as well as some additions in the paragraph under Training. Unfortunately we still have concerns regarding the following:

1. The absence of key performance indicators (i.e. # of trainings, # of factory audits, #of non-compliance violations, and the most common non-compliance violations)
2. Steps the company is taking to understand where its greatest supply chain risks lie. For example, this may include stakeholder engagement, dialogues with suppliers or with auditing companies to identify gaps between the company's supplier code of conduct and actual conditions on the ground.
3. There was no reference to sub-contractors. It would be helpful to for the company do disclose its policy and/or process with respect to subcontractors.
4. Audits: For clarification and I presume this is the case, but it would be helpful to understand if there is a pre-approval process for new suppliers.

If the company commits to disclosing the above items (we are willing to work with the company on an agreed upon timeframe), as well as annual updates of the information, then we are happy to withdraw our shareholder proposal.

Thanks and looking forward to hearing back from you.

Mike

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
T. 301.961.4756
mike.lombardo@calvert.com
Follow me at www.twitter.com/Mike4Sustain
4550 Montgomery Ave
Bethesda, MD 20814
www.calvert.com


Calvert
INVESTMENTS

find us | follow us 

From: Christine Connolly [mailto:cconnoll@dollargeneral.com]
Sent: Wednesday, January 15, 2014 2:01 PM
To: Lombardo, Mike
Cc: Elizabeth Inman; Robert Stephenson
Subject: Dollar General Human Rights Risk Assessment and Supply Chain Transparency Disclosure -- January 2014 (Final).doc

Good afternoon Mike,

Thank you for taking time to discuss your proposal and our proposed website disclosure. We have enhanced our proposed disclosure (attached) to address the concerns you mentioned on the call. We believe it thoroughly covers each aspect of your proposal relating to our human rights risk assessment practices, while avoiding disclosure of proprietary information. We intend to post this disclosure to our website today but in no event later than Friday. We would appreciate your decision regarding whether you intend to withdraw your proposal as a result of this revised disclosure.

Exhibit B

Dollar General's Code of Business Conduct and Ethics

DOLLAR GENERAL®

SERVING OTHERS:

DOLLAR GENERAL'S CODE OF BUSINESS CONDUCT AND ETHICS

Letter from the CEO

Dear Fellow Employees,

As members of the Dollar General team, we carry out our mission, Serving Others, in every aspect of our day-to-day work. Serving Others means providing our customers convenience, quality, and great prices, our employees respect and opportunity, our shareholders a superior return and our communities a better life. To accomplish our mission, we must uphold the values that make our Company great: honesty, fairness and respect.

All of us—employees, officers and Board members—are expected to apply these values to our daily work and to uphold the principles outlined in this Code of Business Conduct and Ethics (our "Code"). As CEO, I pledge to uphold both the letter and the spirit of our Code. As a fellow team member, I expect you to do the same.

Our Code shows us how to apply our Company's values when interacting with fellow employees and our customers, business partners, shareholders and communities. It is not intended to address every situation you may encounter. However, the standards and examples in our Code will help guide your judgment, showing you how to fulfill your mission of Serving Others. If you face an issue not addressed in these pages, I encourage you to contact any of the resources listed on the back page. It is your duty to report known or suspected misconduct. Rest assured, you will not be retaliated against for making an honest report.

Please access DGme to complete, electronically sign and submit a Certification & Disclosure Form as a condition of employment.

Thank you for your commitment to our Company and to our mission of Serving Others.

Kindest regards,



Rick Dreiling
Chairman & CEO

Fulfilling Our Mission

Our mission of Serving Others goes beyond the way we treat our customers. This simple concept is the backbone of the way we do business. It means that we think of others first and are straightforward and honest in all we do.

Our mission means we serve those who contribute to or place their trust in our Company—each other, our customers, our shareholders and the communities where we live and work. Our Code explains how we must act in order to fulfill our obligations to these individuals and groups. Remember this guiding principle: the best choice is one that will Serve Others.

To Serve...Each Other

Our commitment to teamwork is more than just words on a page. We treat each other with fairness and respect, valuing our differences. We also consider how our actions might affect others' well-being and safety.

To Serve...Our Customers

We work to improve our customers' lives. We do so by providing quality goods at low prices, treating each customer with respect and dignity and always considering customer safety.

To Serve...Our Shareholders

Our shareholders have invested not only in Dollar General, but also in each of us. We protect this investment by keeping Company assets safe and promoting our reputation for quality goods and services.

To Serve...Our Communities

We seek to be good corporate citizens in the communities where we do business. We do this by making a positive difference in our local communities, acting as stewards of our environment and following applicable local and international laws.

Notes

"Dollar General" and "our Company" refer to Dollar General Corporation and its subsidiaries.

Table of Contents

Introduction

Why do we have a Code?

Our Code helps us achieve our mission of Serving Others. It shows us how to make ethical decisions by exploring some of the issues we might face and by providing ways to act or seek guidance in those situations. Reading this Code and learning how to identify and respond to ethical situations enables us to better fulfill our mission when interacting with our fellow employees, customers, vendors, business partners, shareholders and communities.

Who must follow our Code?

Because the key to Dollar General's success lies in each of us, all employees, officers and Board members are required to read and follow our Code. Our vendors are also expected to follow this Code when performing work for Dollar General.

How do we use our Code?

Our Code serves as a handy reference guide when potential unethical situations arise. It addresses some situations we may face and directs us to key policies, procedures, laws and regulations that apply to our jobs. Most importantly, it identifies the people we can go to with questions or concerns. So, when you're unsure how to act, pick up our Code and remember your mission of Serving Others.

Our Code is not intended to nor can it cover every ethical issue or situation. As employees of Dollar General, we are always expected to behave ethically in the performance of our duties, applying standards of integrity and professionalism at all times.

As a condition of employment, we're required to complete, sign and submit the Certification and Disclosure Form (located on DGMe for current employees and in Express Hiring for new hires). Your answers must be truthful and complete. If you don't submit the form or if you submit untruthful responses, you'll be subject to disciplinary action, including possible termination. You may be asked to complete this form annually.

Reporting Concerns and Seeking Guidance

If you come across a situation where you don't know how to act, it's important to seek guidance from Company resources. This can mean reviewing Company policies, talking to your manager or checking with another resource listed in this Code. Don't assume someone else will resolve the issue or that it isn't your responsibility.

If you suspect conduct that may violate the law or our Code, you must report it. In fact, if you don't report it, you are violating our Code and may be subject to disciplinary action! Reach out to the Employee Response Center (ERC) or other resources listed in this Code. A summary listing of resources is provided on the back page for easy reference.

You may always choose to withhold your name when making a report, and our Whistleblower and Shrink Tip Hotlines are not equipped with caller ID. Be advised, though, that withholding your name when making a report may limit Dollar General's ability to investigate your concern.

Our Company will treat reports of improper conduct confidentially and will disclose related information only on a need-to-know basis, in compliance with the law. Although all reports will be promptly and thoroughly investigated, our Company may not always be able to communicate investigation results to the person who made the report. This does not mean our Company is not taking action. Every report is investigated, and appropriate action will be taken as warranted. For more information about the investigations process, see our *Internal Investigations Policy* on DGe.

Our Non-Retaliation Policy

No one may retaliate against a fellow employee who reports misconduct in good faith, participates in an investigation of misconduct (unless your own), or participates in a lawsuit against our Company or someone working for our Company. Acting in "good faith" means that you provide all the information you have and you believe it to be true. If it turns out you were wrong, that's okay. What matters is your sincere belief when you make the report.

Examples of retaliation under our policy include threats, harassment and discrimination, as well as unwarranted discharge, demotion and suspension. If you believe you have experienced retaliation, contact the ERC.

Q: Ahmad's manager constantly makes inappropriate jokes about the race and sex of their team members. Ahmad reported his manager to the ERC. Even though he didn't disclose his name to the ERC, Ahmad is worried that his manager will figure out who made the report and make his time at work miserable or even fire him. What should he do?

A: Ahmad shouldn't be worried. He did exactly what Dollar General requires him to do, and he will not face retaliation because of his report. If Ahmad feels his manager is retaliating against him, he should report it immediately to the ERC.

Violations of Our Code

Dollar General simply does not tolerate illegal or unethical conduct by anyone regardless of position. In the event of misconduct, Dollar General will take appropriate disciplinary action and may report the issue to the proper authorities.

Higher Expectations for Managers

Every employee is expected to comply with our Code and the law, but managers have responsibilities beyond that expectation.

First and foremost, we as managers must ensure that all duties are performed with the highest regard for employee and customer health and safety. Be aware that, as role models for other Dollar General employees, we will be observed and our actions followed. We are expected to communicate the policies contained in our Code, making these discussions a part of daily business. We must also emphasize that ethical and legal conduct may never be compromised to obtain better business results.

It's important that we monitor compliance with our Code, ensuring that those who report to us understand and follow Company policies. We must encourage employees to ask questions if they are confused or have a concern. If we learn about or observe behavior that violates our Code, it is our responsibility to report it immediately. If an employee reports a concern to us, we need to make sure this report is resolved. If you are unsure who to consult, contact the ERC or reference our *Internal Investigations Policy* on DGe.

Lastly, as managers, we are in a position to ensure we treat everyone fairly. When enforcing our Code and other policies, we must do so fairly and consistently. We should be especially committed to fairness when determining compensation and training opportunities and when conducting performance evaluations. We must always consider ethical behavior when completing these evaluations.

Serving Our Employees: For Employees...Respect and Opportunity

Respecting Diversity

Discrimination is not tolerated at Dollar General. It limits our ability to reach our potential and creates an unpleasant work environment. We must never discriminate against a fellow employee or anyone working on our Company's behalf, based upon the person's race, color, national origin, religion, sex, age, disability, marital status, veteran status, citizenship status, sexual orientation, gender identity, genetic information or other characteristic protected by law or listed in our Employee Handbook. We're particularly dedicated to this policy when making employment-related decisions.

We also need to work together to ensure our workplace is free from harassment. Harassment is any unwelcome conduct that is based on another's protected characteristic and has the purpose or effect of creating an intimidating, offensive or hostile work environment. Harassment also includes situations where employment decisions are conditioned on an employee's submission to unwelcome conduct by his or her manager that is based on the employee's protected characteristic. Regardless of the form harassment takes—whether it's a spoken or written remark, physical act or visual depiction–our Company won't tolerate it. Discrimination and harassment of or by a non-employee involved in Company business, such as a vendor or customer, is also prohibited. For more information, see our Anti-Discrimination and Harassment Policy and our Employee Handbook.

Although our Company's policy against discrimination and harassment may be stricter than that required by law, you must follow Company policy when acting on Dollar General's behalf. If you experience or know of instances of discrimination or harassment, notify your manager, the ERC or Alternative Dispute Resolution (ADR) immediately. All reports will be investigated, and appropriate disciplinary action will be taken. You will not be subject to retaliation for making an honest report.

Q: One of Carla's coworkers constantly asks her out on dates and comments on her appearance while they are working. Carla is embarrassed by the situation and feels uncomfortable at work. Should she report his behavior?

A: Yes. Carla's coworker may be creating an offensive workplace for her. Carla can speak with her manager if she's comfortable doing so, or she can contact the ERC or ADR.

Maintaining a Safe and Healthy Workplace

At Dollar General, safety is very important. We ensure a safe workplace by following all safety-related signs and instructions and by taking steps to prevent accidents. We only perform job activities (1) for which we've been trained and that don't violate established safety rules or (2) that don't pose a safety risk. Report any threats to workplace safety to your manager <u>and</u> the Risk Management Hotline immediately.

We can only maintain a safe workplace if it is free from violence. Our Company won't tolerate physical acts of violence, threats of physical harm, verbal abuse or other intimidating behavior. If you experience or know of this sort of behavior, notify your manager or the ERC.

Working while under the influence of drugs or alcohol also threatens workplace safety, and our Company will not tolerate such behavior. For detailed information about this policy, as well as Dollar General's position on alcohol and drug testing, see our *Drug and Alcohol Policy* or call the ERC.

Q: Janie, a distribution center employee, can't seem to fully close a dock door. She sees that the door has come partially off the track. Janie places a safety cone in front of the door and reports the problem to her manager. He tells Janie, "None of the doors are perfect, just ignore it." What should Janie do?

A: Janie protected her coworkers by placing a cone in front of the door. She should also report her manager's failure to promote a safe workplace to the Risk Management Hotline immediately.

Protecting Employee Information

We must protect our fellow employees' personal information. We do this by following our Company's information security policies when accessing, maintaining or discussing such information. We share employee information with fellow employees only when they have a business need for it, and never with outside parties unless we are explicitly authorized to do so by the General Counsel or the appropriate data owner. We avoid discussing employee information in situations where we may be overheard, and we exercise care when discarding documents containing such information. See our *Information Security Policy, Employee Handbook, HIPAA Privacy Policy, Internal Data Privacy and Security Breach Notification Policy* for further information.

Receiving Fair Pay

Our Company ensures that we receive fair pay by respecting our workplace rights, following all employment laws and paying wages based on our duties and performance. Those of us paid hourly must do our part by correctly reporting our hours and confirming we are being paid what we were told we would earn. Similarly, managers must ensure that those who report to them properly record their work time. For details on our wage and hour policies, consult our *Employee Handbook* or your manager.

Q: Kendra often clocks in 15 minutes before the start of her scheduled shift and sits in the break area. Her manager, Jodi, knows that Kendra is a hard worker and wouldn't try to cheat. Can Jodi just reduce Kendra's time by 15 minutes?

A: No, Jodi may not alter Kendra's clock-in time or deduct the 15 minutes. She should instead talk to Kendra about the situation to avoid future occurrences. If Kendra continues this behavior, Jodi should progressively counsel Kendra for not accurately clocking in and out.

Serving Our Customers: For Customers...Convenience, Quality & Great Prices

Caring for Our Customers

Our customers are essential to our success. We adhere to the highest customer care standards, always treating customers with honesty, fairness and respect, consistent with the following principles.

Equality

We treat our customers equally, never showing preference for one over another.

Safety and Accessibility

We provide clean and safe stores that are accessible to all customers, including those with disabilities. As a guide, ask yourself, "Is this a store where I would like to shop?" If you believe one of our stores is unsafe or inaccessible, either fix the situation or report it to your manager or the ERC.

Confidentiality

We are careful with any confidential information our customers provide us, including credit and debit card information. Don't disclose such information without seeking guidance from your manager. For more information, see the "Protecting Company Assets" section of this Code.

Ensuring Product Safety

Product safety is one of our top priorities, and it weighs on our customers' minds too. Dollar General is committed to selling safe products that meet or exceed our Company's standards, as well as legal and regulatory requirements. We must thoroughly investigate product safety concerns when doing so is part of our job responsibilities. We must also address recalls, whether required by Dollar General or otherwise, in a timely and effective manner.

Ensuring product safety also means that we work only with vendors willing to abide by our policies. Vendors must ensure the safety and performance of the products and services they provide to us. In turn, we are responsible for addressing any failure to meet our quality and safety standards. You must promptly report to the ERC any threat to product safety so that it can be properly investigated and resolved.

Q: Trish, a sales associate, sees an email that instructs her store to remove a toy from its sales area. When she asks her manager about it, he tells her they won't have time to remove the toy until tomorrow because today is truck day. Is it okay to wait?

A: No. Instructions to remove an item from the sales area are often triggered by safety concerns and must be followed without delay. Trish should remind her manager of that policy. If her manager continues to delay, Trish should immediately inform her district manager or the ERC.

Competing Fairly

While we are committed to competing vigorously to provide our customers quality products at low prices, we do so based only on our excellent products and service. We must therefore be accurate and truthful in all our communications, never misrepresenting our products or those of our competitors.

Antitrust and Competition Laws

Our Company is committed to following the laws that protect competition and free enterprise. In compliance with antitrust and competition laws, as well as our *Antitrust Compliance Policy,* we may not engage in activity that:

- Attempts to control or restrain trade;
- Is likely to lessen or harm competition; or
- Is indicative of unfair price discrimination or other forms of unfair practices.

While these laws may appear easy to comprehend, applying them can be difficult. Exercise caution when dealing with competitors, especially when attending trade association meetings. Avoid discussions regarding resale prices, boycotting a vendor or customer, or allocating customers, products or geographic territories. Even a casual discussion with a competitor about these topics could be construed as a violation of law.

If a competitor attempts to discuss any of these issues, stop the conversation immediately and report it to the Law Department. Failing to do so could expose both you and our Company to criminal and civil penalties. You also may be subject to disciplinary action, including possible termination.

Competitive Information

We like to know what our competitors are doing—it helps us compete and maintain our industry position. What we don't want or need, however, is to seek out a third party's information in inappropriate ways. For example, we shouldn't ask new employees to reveal confidential information about a prior employer or to provide information that would cause them to violate any obligation of confidentiality or a non-disclosure agreement. If you have a question or concern about appropriate use of competitive information, contact your manager or the Law Department.

Serving Our Shareholders: For Shareholders...A Superior Return

Ensuring Accuracy of Records and Public Disclosures

Our Company's SEC filings and other public communications must contain full, fair, accurate, timely and understandable information, without fail. To fulfill this obligation, we must comply with generally accepted accounting principles and our internal controls policies and procedures. We also must ensure Dollar General's books and records are accurate, complete and truthful at all times. This means any business records we submit—such as expense reports, time records and contract documentation—must be timely, complete and honest, and we may never maintain "off the books" accounts or make false or misleading entries. If you become aware of a potential problem with our Company's accounting or public disclosures, raise your concern with our Controller or CFO immediately.

Records Retention

We must also follow all Company procedures governing document retention and destruction, including our *Records Management Policy* and the policies in our *Standard Operating Procedures Manual*. If our Law Department notifies you that you may have documents or other records related to a pending, threatened or anticipated litigation, investigation or audit, you may not destroy those documents or records without the Law Department's permission. See the *Legal Hold Policy* for more information.

Cooperating with Audits and Investigations

At times, our internal or external auditors may ask us for information in connection with an audit or investigation. We must be honest and truthful, providing all requested information. We must never try to coerce, mislead or manipulate auditors, conceal information, or provide false or misleading information. The consequences for doing so are severe.

The same rules apply when the government or our Human Resources or Law Departments ask us for information. Before providing any information to a government official, however, we must first involve the Law Department.

Protecting Company Assets

It is our responsibility to use our Company's resources appropriately and for business purposes. In particular, we need to protect Dollar General's physical property—including its facilities, vehicles, equipment, products and monies—from theft, damage, loss and misuse. We may not remove this property from Company premises or use it for personal purposes, unless we have our manager's approval for incidental use of Company office equipment and clerical services.

We must commit ourselves to preventing shrink. "Shrink" is any activity that leads to the loss of our Company's merchandise or cash. Contact your manager or the Shrink Tip Hotline if you suspect misuse or theft of merchandise.

We must also protect Dollar General's confidential and proprietary information, including intellectual property (such as trademarks and logos), trade secrets and nonpublic information (such as business forecasts and financial plans, our *Standard Operating Procedures* and pricing arrangements with vendors). We need to be particularly careful when discussing this information in public places, in common spaces within our buildings or over the telephone. Exercise caution when discarding documents containing confidential and proprietary information.

We also have an obligation to safeguard the confidential information our business partners and vendors provide us. We may only use third-party intellectual property after obtaining approval from that party's legal department.

We must never share confidential or proprietary information with our fellow employees unless they have a business need to know. In addition, we only disclose this information with outside third parties if it is relevant to their specific role with our Company AND after they've signed a non-disclosure agreement or when we're legally required to do so or have obtained our General Counsel's permission. These obligations continue after your employment ends, at which time you must also return all confidential or proprietary information to your manager. You may contact the General Counsel if you have any questions.

Q: Suzanne is preparing to go home and notices that her coworker Jean has several Dollar General products, such as canned goods and toiletries, in her bag. She knows Jean's family is going through hard times financially and doesn't want her to get in trouble. What should Suzanne do?

A: Suzanne should report Jean to the Shrink Tip Hotline right away. Stealing from our Company can negatively impact all of us. Theft reduces our profits and funds available for employee raises and limits our Company's ability to provide customers low-priced goods.

Q: Amos works in Dollar General's accounting department. He's going to dinner with some friends after work and doesn't have time to take his laptop home first. His laptop has a large amount of confidential financial information stored on it, and Amos is worried it will be stolen if he leaves it in his car. What should he do with it?

A: Amos should bring the computer with him into the restaurant or leave it secured in his office space. We must safeguard any Company confidential information we possess. No matter how impractical this may seem at the time, it will benefit all of us in the long run.

Using Computer and Network Systems Appropriately

We must use Dollar General's computer and network systems appropriately and for business purposes. Although limited personal use is permitted, it must not interfere with our job duties or result in a direct cost to our Company. In general, an activity that causes a "direct cost" is one that would cause Dollar General to pay an additional expense, such as long-distance phone calls and photocopies. If you are unsure whether your use will cause a direct cost, check with your manager.

Take care when drafting emails and other electronic messages. Electronic messages are written records and can be forwarded without your knowledge or permission. In addition, you should never use our computer and network systems to:

- Advance political views;
- Communicate inappropriate or sexually explicit statements;
- View sexually explicit or offensive materials;
- Access illegal material;
- Send unauthorized solicitations; or
- Conduct business for another organization.

You do not have and should not expect privacy when using our computers, sending or receiving electronic communications, or accessing the Internet. The Company reserves the right to legally monitor our computer systems, as well as email, phone and Internet activity, to ensure they are being used responsibly and professionally.

Q: Darrell checks his email at work and comes across one of the funniest emails he's ever read. It's a bit obscene, so he doesn't show his coworkers, but forwards it to some friends. Is this okay?

A: No. Our Company's technology can't be used to send sexually explicit or offensive materials. Darrell should remember that the emails he sends on our computers are not private. Forwarding the email could subject him to disciplinary action and might even cost him his job.

Protecting Our Company's Reputation

Dollar General has given certain employees sole responsibility for communicating publicly on its behalf, and they are the only employees authorized to do so. If a third party, such as the media or an analyst, directly or indirectly asks you a question about Dollar General or its activities, products, employees, financial results, plans or public policy positions, do not answer. Refer that person to Investor Relations or Corporate Communications.

In addition, speeches or presentations to third parties about Dollar General or its business, including those made at vendor-sponsored events (but not those made at recruiting presentations) are discouraged and require CEO approval. For more information about corporate communications, see our *Disclosure Policy* or contact Investor Relations. In addition, please see our *Social Media Policy* or contact your supervisor or Human Resources partner for questions about that policy.

Handling Conflicts of Interest

A conflict of interest occurs when personal or family interests interfere with our ability to make sound, unbiased business decisions on behalf of Dollar General. **"Family" includes your spouse and your (or your spouse's) parents, stepparents, children, stepchildren and siblings, whether through blood, adoption or marriage, as well as anyone residing in your home, except for unrelated domestic employees.** Since we have an obligation to do what's best for Dollar General and our shareholders, we must avoid even the *appearance* of a conflict of interest.

To decide whether you're facing a conflict of interest, first determine if the situation would directly or indirectly benefit you, your family or close friends. Even if no benefit would arise from the situation, ask yourself the following questions:

- Does it feel right?
- Would I be able to perform my work for Dollar General effectively and without bias?
- Would I feel comfortable disclosing it to my manager, division vice president or head of my business unit?
- Would I feel comfortable if it was reported on the front page of a newspaper?

If you've answered anything but "yes" to these questions, you may be facing a conflict of interest.

If you face a possible conflict of interest, you must immediately disclose it to your division vice president (if you are a store employee) or the first level vice president in charge of your business unit ("vice president"). The vice president must decide whether the situation is a conflict of interest. The Vice President of Internal Audit and the General Counsel are available to consult when necessary. If the vice president determines no conflict exists, you may continue your involvement in the situation.

For officers, the "vice president in charge of your business unit" or your "manager" means the next officer-level or the CEO. For the CEO and Board members, this means the disinterested members of the Board, unless the matter is addressed in the Limited Liability Company Agreement of Buck Holdings, LLC, the Shareholders Agreement of Dollar General Corporation or another Company policy. If the situation involves a "related party transaction" as described in our *Delegation of Authority Policy*, officers and Board members must also follow the approval procedures set forth in that Policy. For the avoidance of doubt, any activity that is permitted pursuant to the Limited Liability Company Agreement of Buck Holdings, LLC, the Shareholders Agreement of Dollar General Corporation or another Company policy shall be permitted pursuant to, and shall not be deemed a waiver or violation of this Code.

If an actual conflict exists, you may not continue the situation without obtaining a waiver of our Code from the Vice President of Internal Audit or the General Counsel. Officers and Board members must obtain this waiver from the disinterested members of the Board or an authorized Board committee.

The next few pages discuss some common situations where conflicts of interest might arise.

Gifts, Entertainment and Other Business Courtesies

Gifts and entertainment are business courtesies generally designed to promote goodwill with our vendors. You may not accept business courtesies (including discounts or benefits not available to all Dollar General employees) if they could be seen as influencing your business decisions or otherwise creating a conflict of interest.

That said, not all business courtesies create conflicts of interest. For example, you may offer or accept gifts that are:

- Nominal in value, such as a company shirt or coffee mug;
- Not difficult to obtain, as in tickets that are not sold out or items that are not rare;
- Not cash or cash equivalents, gift certificates, credits or vouchers;
- Infrequent;
- Unsolicited; and
- In good taste.

You may offer or accept entertainment if it is:

- Local, or not requiring significant travel from the location where you are doing business;
- Attended by both the host and the invited person;
- Infrequent;
- Reasonably priced, meaning it wouldn't be viewed as lavish or excessive; and
- Unsolicited.

Even if the business courtesy meets all of the guidelines discussed above, you must disclose it to your vice president.

The most senior executive of each business unit may approve stricter policies on business courtesies. Please check with your manager to determine if such policies exist for your department.

If you are offered a business courtesy that does not meet all of the guidelines listed above, you may not accept it unless your vice president determines it does not constitute a conflict of interest. Otherwise, you must politely decline the courtesy. If, for cultural reasons, doing so may offend the sender, you may accept it in our Company's name and then relinquish it to the Internal Audit Department.

Q: Amanda is traveling on Dollar General business. She plans to meet a potential vendor, Carl, while on her trip. Carl offers to take her to a modest Italian restaurant so they can discuss business over dinner. She's not sure she should accept, since she's traveling. Would this be considered "local" entertainment?

A: Yes, since Amanda is already away on business, this would be considered local entertainment. Unless Amanda's business unit has stricter rules regarding entertainment, she can accept the dinner, which meets the above guidelines. However, she will need to inform her vice president of the meal when she returns.

Q: David, a representative of Leann's largest vendor, recently told her that he was going to send her a gift for all of her hard work. She warned David that she couldn't accept any cash or expensive gifts. David told her not to worry, but when she opened the envelope, it held a pair of suite tickets to the Super Bowl in San Francisco. What should she do?

A: Leann should report the gift to her vice president and politely decline it. Super Bowl suite tickets go well beyond a nominal value and are very difficult to obtain. Therefore, they typically can't be accepted.

Vendor-Paid Travel

A conflict of interest might arise when a current or potential vendor offers to pay some or all of our travel expenses. For this reason, you may never accept airfare or lodging from a vendor for a personal trip, and you may not accept airfare or lodging from a vendor for a business-related trip without first obtaining the approval of the Executive Vice President of your business unit (EVPs must receive CEO approval and the CEO must receive approval of the Chairman of the Board committee responsible for governance functions). Such approvals shall be given only on a limited basis and only if the vendor-paid travel would not give rise to an actual conflict of interest.

Doing Business with Friends and Relatives and Other Personal Relationships

Doing business with friends and relatives can result in a conflict of interest. You should not engage in or attempt to unduly influence Dollar General's business transactions with yourself, a family member or a close friend (or a business they are a part of). If you know that a family member or close friend (or a business they are a part of) conducts or seeks to conduct business with Dollar General, remove yourself from the situation until you have obtained your vice president's approval.

We must not supervise or report to a close relative. **A "close relative" includes your spouse, siblings, parents, children, grandparents, grandchildren, aunts, uncles, nieces, nephews and first cousins, whether by blood, in-law or step-relative.** You and your close relative also may not report to the same manager. You must follow the additional rules regarding employment of relatives that are set out in our *Employee Handbook*.

Conflicts of interest may arise when a friendship with a coworker becomes a romantic relationship. For this reason, Dollar General prohibits managers from making advances towards or dating employees they directly or indirectly supervise or those whose career they have the ability to influence. For more information about this policy, see our *Employee Handbook*.

Q: Gena got her brother-in-law, Dave, a job with our Company last year. Because they worked in different locations, they never told anyone that they were related. Recently, Dave was moved to Gena's location. Gena wants to disclose their relationship, since they are now reporting to the same manager, but Dave doesn't want her to say anything. What should she do?

A: Gena and Dave must disclose this relationship to their vice president. If they don't, they will face disciplinary action, including possible termination. "Close relatives," such as in-laws, may not report to the same manager.

Former Employees

We may not do business on Dollar General's behalf with a former Company employee without permission from our vice president or until one year after the former employee has left Dollar General.

Financial Interests in Vendors and Competitors

When we hold a financial interest in a vendor or competitor, it can be difficult for us to determine what actions are in Dollar General's best interest. We therefore must not hold a material financial interest in a vendor or competitor of Dollar General without receiving prior Board approval. Ownership of less than one percent of a publicly traded company is not considered a material financial interest. Also, financial interests held through a mutual fund or similar investment fund are acceptable if you have no control over the fund's investment decisions.

Outside Employment

We must devote our work-related time and energy to Dollar General. To prevent a conflict of interest, an employee may not serve as an employee, officer, director or consultant for a competitor or vendor without approval of the Vice President of Internal Audit or the General Counsel. For this purpose, we consider our competitors to be companies such as Wal-Mart Stores, Target, Kmart, Walgreen, Rite Aid, CVS Caremark, Family Dollar Stores, Fred's, the 99¢ Only Stores, Big Lots and Dollar Tree. If you know that your family member serves as an employee, officer, director or consultant to a competitor or known vendor of Dollar General, you must inform your vice president who can make a conflict of interest determination based upon an evaluation of the facts and circumstances. Additionally, we may not engage in outside business activities that divert our time or attention away from our duties without first obtaining our manager's approval.

Business Opportunities

Through our employment with Dollar General, we may become aware of business opportunities that we are personally interested in pursuing. These opportunities belong to our Company until it has evaluated and refused them. We may not directly or indirectly compete with Dollar General for business opportunities or take for ourselves an opportunity we discover through our employment or while using Dollar General property or information without obtaining prior approval.*

Personal Loans made by Dollar General

Per Federal law, our Company will not extend or arrange credit in the form of a personal loan to Board members or executive officers. In addition, Dollar General may not make or guarantee a personal loan or obligation to or for any employee who is not an executive officer or such employee's family member without CEO approval.

* For the avoidance of doubt, any activity that is permitted pursuant to the Limited Liability Company Agreement of Buck Holdings, LLC, the Shareholders Agreement of Dollar General Corporation or another Company policy shall be permitted pursuant to, and shall not be deemed a waiver or violation of, this Code.

Obeying Insider Trading Laws

At times, we may have access to information about Dollar General or a business partner that is not available to the general public. When we hold such inside information, it is illegal to buy or sell that company's stock or other securities. "Inside" information is also known as material, nonpublic information. Information is "material" if a reasonable investor would consider it important when deciding to buy, sell or hold stock. Information is "nonpublic" until it has been disclosed to the public and securities markets have had adequate time to digest the information. If you have questions about whether information is material or nonpublic, or whether there has been an inadvertent disclosure of such information, contact the General Counsel promptly.

Insider trading violates not only our Code, but also U.S. securities laws. Anyone who engages in insider trading is subject to disciplinary action and potential criminal prosecution. To help reduce the risk of a violation, the Company has established trading windows and preclearance requirements that are applicable to certain employees. You have been or will be notified if you are subject to such requirements. Please consult our *Insider Trading Policy* for more information.

"Tipping" also violates insider trading laws and our Code. Tipping occurs when you disclose inside information to someone and that person trades a security based on that information. You may be liable for insider trading even if you didn't personally make any trades! You must not disclose inside information to anyone outside of Dollar General, including your family members and friends. Even with fellow employees, you also shouldn't discuss this information unless they have a business need to know.

Insider trading laws are complicated. If you have any questions about the information you hold or insider trading in general, contact the General Counsel.

Following Anti-Corruption Laws

Anti-corruption laws are designed to prevent bribery of government officials. As responsible members of our business communities, we must follow these laws wherever we do business. We may never offer, attempt to offer, authorize or promise any bribe or kickback to a government official in order to win or keep business or otherwise obtain any benefit. It's important to note that we may not hire a third party to do something that we ethically can't do ourselves. We are still violating anti-corruption laws if we engage or encourage a third party to offer a bribe or kickback.

We also may never offer a commercial bribe. In other words, we may not offer anything that exceeds nominal or token value to a vendor, customer or anyone working on their behalf with the intent of winning or retaining business.

Anti-corruption laws are complex, and the consequences for violating these laws are severe. Before giving anything of value to an individual or entity that may be a foreign government official, or if you have other concerns relating to anti-corruption laws in general, contact the Law Department.

Bribe: Anything of value, such as cash payments, gifts, entertainment or other business courtesies (see "Gifts and Entertainment" above), given in an attempt to sway a person's actions or decisions.

Kickback: Providing money or other reward for making or fostering business arrangements or contracts.

Government official: Federal, state or local government employees, officials and employees of foreign governments, political candidates or even employees of government-owned or managed businesses. Be aware that, outside the United States, those who work for the private sector may also be considered government officials.

Commercial bribery: A person from one company providing a bribe or kickback to a person from another company to obtain business.

Abiding by Anti-Boycott Laws

While working on behalf of Dollar General, we may be asked to boycott businesses from another country. These requests are often hard to recognize and may be hidden in letters of credit, invoices, shipping instructions or other contract documents. We are strictly prohibited from participating in boycotts not recognized by the United States or providing information in connection with such boycotts. You must notify the Law Department immediately of a request to participate in any way with an unsanctioned boycott.

Protecting the Environment

We must comply with all environmental laws and regulations applicable to our Company. Each of us must report improper handling or disposal of regulated materials or hazardous wastes by Dollar General personnel. We must also report any activity by Dollar General personnel that may violate environmental laws. Contact the Law Department to make a report or if you have questions about this policy.

Getting Involved in Our Communities

We may engage in any personal political or charitable activities only in our own name and at our own expense. We may not imply that our donation of time, resources or money to a political cause, candidate, party or committee is from or endorsed by Dollar General. If our Company chooses to make a political contribution on its own behalf, it will do so. When you have your manager's prior approval, you may use the Company's time, assets or name to pursue Company-approved charitable programs. All political and charitable contributions made using Company assets, including cash, merchandise and in-store collections, must be approved in advance by the Community Initiatives Department and comply with all applicable laws.

Choosing Ethical Vendors

We must always consider a vendor's commitment to our ethical values before awarding it our Company's business. In particular, vendors are expected to:

- Make commitments they can keep and never exaggerate their capabilities;
- Conduct business ethically and lawfully;
- Provide complete information when negotiating or contracting with Dollar General;
- Protect the confidentiality of Dollar General's information;
- Notify Dollar General about circumstances potentially affecting safety, performance, quality, cost, availability or scheduling;
- Stand behind their products and services, manufacturing all products according to Dollar General's policies or the law, whichever is stricter;
- Use business courtesies, if at all, only to improve business relations, not to create a sense of obligation or to influence a business decision;
- Comply with the standards and principles in our Code, particularly those regarding harassment and discrimination, and any other standards and policies Dollar General requires of its vendors; and
- Respect the intellectual property and other legal rights of third parties.

If you suspect a vendor is not complying with these criteria, you must notify the Internal Audit Department. Failure to notify the Internal Audit Department is a violation of our Code. Depending upon the situation, Dollar General may discontinue the relationship.

Conclusion

Following Other Laws

To be relatively short and readable, our Code does not discuss all the laws and regulations governing our business. These topics are addressed in other Dollar General policies and procedures, as well as our *Employee Handbook*. You are expected to be familiar with significant laws or regulations governing your job function. Contact the Law Department whenever you have questions about the legality of any business conduct.

Enforcing Our Code

Our Board approves this Code and is responsible for its general oversight. Our senior officers are responsible for monitoring and enforcing this Code within their areas of responsibility, but all managers are expected to build and maintain a culture of compliance, as discussed under the section titled "Higher Expectations for Managers."

Amending and Waiving Our Code

We must all disclose certain matters or obtain approval or a waiver when required by our Code. ***Disclosing a matter does not absolve you from obtaining the appropriate approval or waiver when it is required.***

Only our Board or a Board committee may amend this Code. Dollar General will waive a Code provision infrequently, if at all, and only when warranted. Waivers of our Code for Board members and officers may be made only by the Board or a Board committee and will be publicly disclosed when required by regulation or law. Waivers for all other employees may be made by the Vice President of Internal Audit or the General Counsel. The Board or a Board committee may resolve any ambiguities within our Code. Resolution of an ambiguity will not be deemed a waiver of any of our Code's provisions.

Certification & Disclosure Form

I certify that:

- I have read Serving Others: Dollar General's Code of Business Conduct and Ethics (our "Code").
- I will comply with our Code's requirements and with any laws and regulations that apply to my work at Dollar General.
- I will immediately report possible Code violations to the ERC or to another appropriate contact identified in our Code.

Conflicts of interest are situations where you have competing work and personal interests.
Conflicts of interest can potentially include:

- Positions you hold as owner, director, officer, employee or partner of any business or organization other than Dollar General (whether for profit or not-for-profit), and
- Other situations as explained in our Code.

You must disclose *all* potential conflicts of interest you may have with Dollar General, regardless of whether or not the potential conflict has been previously disclosed or approved.
Check the appropriate box below:

[ ] **I do not have** possible conflicts of interest to report.
[ ] **I have** possible conflicts of interest to report. (Use the space below or a separate sheet to report conflicts of interest.)

____

____

You must list below any ethical concerns you feel Dollar General should know about.

[ ] **I do not have** any ethical concerns to report that have not been reported through a method identified in our Code.
[ ] **I have** ethical concerns I feel Dollar General should know about. (Use the space below or a separate sheet to report ethical concerns.)

____

____

I understand and agree that:

- Our Code represents Company policy.
- My signature is a requirement of my employment with Dollar General.
- I can be disciplined for a Code violation and can lose my job even for a first offense.
- **Nothing in our Code creates an express or implied contract of employment or modifies the employment-at-will relationship with Dollar General.**

I agree that my signature below, in conjunction with my personal password that I used to gain access to the system, will constitute my electronic signature (e-signature) and will identify this transaction as mine. I agree that because an electronic record or transaction undertaken with my password will be attributed to me, it is essential that I keep it secure. I also agree that I will not disclose my password to another person. I understand that a record or signature may not be denied legal effect or enforceability solely because it is in electronic form.

____________	____________	____________	____________
EID	Signature	Date	Position

Contact Information

If you know or suspect that you or someone else has experienced harassment or discrimination, please contact your manager or one of the resources below:

Alternative Dispute Resolution (ADR)
(800) 297-5527

Employee Response Center (ERC)
(888) 237-4114

Throughout this Code, we have referred to various persons or hotlines to contact in certain situations. Please don't hesitate to raise questions and concerns with any of the contacts listed on this page.

Employee Response Center (ERC)
(888) 237-4114

Risk Management Hotline
(800) 456-9446

Shrink Tip Hotline
(800) 334-9338

Whistleblower Hotline
(800) 334-9338 (US)
(800) 962172 (HK)
(800) 100-1482 (India)

You also can reach all of the contacts below by mail at 100 Mission Ridge, Goodlettsville, TN 37072.

Chief Executive Officer (CEO)
(615) 855-5542

Chief Financial Officer (CFO)
(615) 855-5506

Controller
(615) 855-5506

Investor Relations
(615) 855-5524

Community Initiatives
(615) 855-5208

Board or Audit Committee Chairman
c/o General Counsel

General Counsel/Law Department
(615) 855-5160

Internal Audit Department
(615) 855-4181

Corporate Communications
(615) 855-5209

Exhibit C

Dollar General Human Rights Report

Dollar General Human Rights Risk Assessment and Supply Chain Transparency Disclosure

Overview:

Dollar General's mission is Serving Others, and this mission extends well beyond the way we treat our customers and others in the communities that we serve. Our mission includes a commitment to sourcing safe, quality products from vendors and manufacturers, wherever located, who adhere to the law, treat their workers fairly and maintain a healthy and safe working environment.

We recognize that helping our business partners create healthy and safe work places is an ongoing global challenge confronting many manufacturers, importers and retailers. To assist in meeting this challenge, we have established social compliance standards that are consistent with, and based upon, International Labor Organization, Global Social Compliance Program and other industry metrics. For more than a decade, we have conducted independent third party supply chain audits of foreign factories that we use in an effort to ensure compliance with these standards. Our Global Compliance Department, which works with management to establish our standards and manage our audit program, is not in the same reporting structure as the buyers that purchase our goods so that the risk of any potential conflict of interest is minimized. Audit results are used to help make decisions about vendors and factories – for example, whether to help factories improve or, in the case of certain violations of our standards, to stop doing business with them. Our preference is to utilize a model of "continuous improvement" as a strategy to improve working conditions, where appropriate, in the factories that we use. Thus, in any instance where we find or learn that conditions in the factories that produce our goods are not acceptable, we investigate further and, where possible, take steps to work with the factory through corrective action plans and re-audits to improve any conditions that do not meet our standards. Unsatisfactory audit results may result in increased audit (or re-audit) frequency or termination of the relationship with the factory.

We routinely review and update our audit standards and procedures in an effort to remain current with emerging industry standards. For example, in recent years, we consulted experts in China and elsewhere, including NGOs and audit firms, as well as other importers and retailers, and we made appropriate adjustments to our practices to further align with global best practices. Some of those adjustments include: (i) lengthening the duration of social accountability audits and adding additional points of inquiry and worker interviews; (ii) engaging multiple independent audit firms (rather than just one) to conduct audits to minimize the risk of an audit firm developing an allegiance to any factory; (iii) engaging a third party to assist our key factories post-audit to improve transparency, working conditions and compliance; (iv) gaining a larger presence in fewer factories to grow our influence on factory business practices in an effort to improve working conditions; and (v) accepting International Council of Toy Industries ("ICTI") audits (ICTI is an organization of respected toy retailers and manufacturers that support corporate responsibility efforts).

Our standards (which are set forth in a written agreement signed by each foreign supplier) include, among other things, the following:

- **No Child Labor:** All employees engaged in the production of products for Dollar General must be at least 16 years of age, or the age required by applicable law if higher.
- **No Forced Labor**: Supplier may not use involuntary or forced labor.
- **No Harassment or Abuse:** Supplier may not tolerate or condone physical, sexual, psychological or verbal harassment or abuse of any worker.
- **No Discrimination:** Supplier employees must be employed, paid, promoted and terminated based on occupational ability and not based on personal characteristics or beliefs.
- **Fair Compensation:** Supplier must fairly compensate its employees, providing wages and benefits that comply with the local and country laws.
- **Appropriate Working Hours:** Supplier must comply with all applicable legal limits for working hours. Supplier must not permit its employees to work more than six consecutive days.
- **Commitment to Health and Safety:** Supplier must demonstrate commitment to the health and safety of employees to prevent accidents and injury occurring in the course of work.
- **Safe Housing:** If a Supplier provides residential housing for employees, the Supplier must ensure the housing is healthy and safe.

As previously mentioned, we continue to study and analyze potential solutions and standards and are committed to applying them whenever possible to achieve healthier and safer work places in the factories that we use. Dollar General directly imported only approximately 7% of its purchases (measured at cost) in 2012, a substantial portion of which was sourced from China.

Verification:

Dollar General does not own or have financial interest in any factories, nor are we a top three customer for the majority of the factories that we use. We have a robust and systemic audit program that is designed to identify, and improve or eliminate from our supply chain, any factories that do not meet our ethical standards, such as violations of our policy against the use of child or forced labor. We use a continuous improvement model with factories that are willing to make needed improvements. Without exception, each import factory that we use must comply with our requirements before we accept goods produced in that factory.

Dollar General works with industry organizations and experts to benchmark our program and address evolving standards and issues. As a result, we continuously update our program and develop tools to identify, and where appropriate, improve, factories that do not meet our standards.

Auditing:

All facilities producing direct import merchandise for Dollar General are audited by an independent third party auditing firm at least annually. We use a combination of announced and unannounced audits. Additionally, we use surveillance audits as needed under the circumstances to verify audit results. We choose third party audit companies with the reputation of having experienced auditors who are experts in, among other things, identifying false records, conducting worker interviews and otherwise detecting violations of our ethical standards.

The findings of the audit may result in the relationship with the supplier being severed without any product accepted, such as in the case of a facility that uses child or forced labor. In other cases, a factory may be prohibited from producing products for Dollar General as a result of failing to make needed improvements in a timely manner.

Certification:

Suppliers must sign the Dollar General Supplier Agreement and agree to abide by our Code of Business Conduct and Ethics (available on www.dollargeneral.com) as well as our corporate social responsibility standards. Those standards require that the products provided to Dollar General will be manufactured only in accordance with our social accountability standards, including but not limited to the standards list above.

Additionally, each supplier is required by the Terms and Conditions on the Purchase Order to warrant that the product is not produced or packaged with the use of child or forced labor or in violation of any other human rights.

Accountability:

All employees and suppliers are governed by the Dollar General Code of Business Conduct and Ethics. Signing the Code of Business Conduct and Ethics is one of the requirements for employment at Dollar General. Violations of the Code of Business Conduct and Ethics can result in discipline or loss of employment. Supplier or factory allegations of wrongdoing or violations of our standards are investigated, and Dollar General reserves the right to terminate the relationship with any supplier or factory that violates our Code of Business Conduct and Ethics.

Dollar General maintains a vendor manual for suppliers which points out that we have zero tolerance for the use of child labor (workers must be at least 16 years of age) or forced labor (all types of forced labor, including, without limitation, prison, bonded, and indentured labor), as well as many of our other standards. We reserve the right to visit and/or audit, at any time, all facilities used in the production of goods for Dollar General.

Training:

Dollar General conducts training for employees with supply chain responsibilities to increase their understanding of how to recognize signs of ethical violations in the supply chain. Further, we periodically conduct training sessions overseas to educate our vendors based on our social accountability requirements. Members of our compliance department review any identified factory issues with management and the merchants to keep them updated on how to interpret audit results and auditor comments. In addition, we visit and work closely with our overseas offices to ensure a consistent message and thorough understanding of our requirements. We educate about the risks in certain countries and product categories, using the U.S. Department of Labor's List of Goods Produced by Child Labor or Forced Labor.